SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

10 August 2022

PRUDENTIAL PLC HALF YEAR 2022 RESULTS

PRUDENTIAL CONTINUES TO DELIVER RESILIENT OPERATIONAL PERFORMANCE AMIDST MARKET VOLATILITY

Performance highlights for the continuing business1 on a constant (and actual) exchange rate basis2
●
APE sales3 up 9 per cent (6 per cent) to $2,213 million reflecting diversified geographic footprint, product mix and distribution channels
●
New business profit4 fell by (5) per cent ((7) per cent) to $1,098 million following the impact of higher interest rates and differences in geographical and channel mix
●
Adjusted operating profit5 up 8 per cent (6 per cent) to $1,661 million
●
Shareholder GWS capital surplus over GMCR, following Hong Kong and China regulatory changes, remains strong and resilient with a coverage ratio of 548 per cent6. Shareholder GWS capital surplus over GPCR was $16.2 billion7, equivalent to a coverage ratio of 317 per cent8

Mark FitzPatrick, Group Chief Executive, said: “Our resilient operational performance demonstrates the strength of our well positioned and well diversified franchise across the Asia region, driven by our multi-channel, digitally enhanced distribution platform. This enabled us to maintain APE sales growth over the first quarter, despite considerable Covid-19-related disruption in many markets. We achieved stronger APE sales growth in the second quarter as conditions started to normalise in most markets. New business profit was (5) per cent9 lower as the benefit of higher APE sales was offset by the impact of higher interest rates under our EEV methodology, lower sales in Hong Kong, where margins have traditionally been higher, and an increase in bancassurance sales. Excluding the effects of interest rates and other economic changes, new business profit was broadly flat when compared with the corresponding period in 2021.

“The Group’s adjusted operating profit was up 8 per cent9, driven by a 6 per cent9 increase in life and asset management adjusted operating profit combined with a 32 per cent9 reduction in central costs, as interest costs fell following our $2.25 billion debt redemption programme that completed in January 2022. We are on track to deliver a $70 million10 reduction in head office costs by the start of 2023 in addition to the $180 million saving achieved following the demerger of the UK business. The first 2022 interim dividend is 5.74 cents per share, up 7 per cent11, equating to one third of the prior year full-year dividend of 17.23 cents per share.

“We continue to invest in the business including extending Pulse beyond a consumer app so that it covers Prudential’s key business processes, from enabling agents by using tools designed to enhance productivity, to fulfilment of policy sales and servicing. Ultimately we believe this will help drive greater customer centricity and efficiency. In addition, via the Pulse platform, we are able to add additional distribution capability, allowing access to new channels and new customer segments which extend beyond our existing distribution footprint.

“Our Group-wide Supervision Framework (GWS) capital position is strong and resilient. The Hong Kong Insurance Authority (IA) approved our application to early adopt the RBC framework in Hong Kong, and this is incorporated within our GWS position at 30 June 2022. The Group’s shareholder surplus above the Group Minimum Capital Requirement (GMCR) was $19.4 billion12, representing a cover ratio of 548 per cent6. The Group aligns its established EEV and free surplus framework with the Group’s Prescribed Capital Requirement (GPCR). At 30 June 2022, our shareholder surplus above the GPCR was $16.2 billion7 and results in a coverage ratio of 317 per cent8.

“The first half of the year saw considerable macroeconomic volatility, characterised in many markets by lower equity index levels, material increases in government bond yields and widening corporate bond spreads. The combined impact of these factors on our balance sheet, with the fall in investments exceeding the reduction in liabilities, led to a significant fall in IFRS profit after tax for continuing operations from $1,070 million11 in the first half of 2021 to $106 million in the first half of 2022 and also led to a reduction in EEV under our active economic methodology.

“Our Moody’s total leverage ratio at 30 June 2022 was estimated to be 22 per cent, well within our target range of 20-25 per cent, demonstrating our financial flexibility following recent actions.

“From a leadership perspective, as previously announced, we are delighted that Anil Wadhwani will join Prudential as Group CEO in February 2023. He will join a growth business, with a multi-channel distribution model and a distinctive geographic footprint, combined with the agility to grow and serve its customers even against the backdrop of the challenges of the Covid-19 pandemic. Although there are signs that Covid-19-related impacts in many of our markets are stabilising, over the remainder of the year we expect that operating conditions may continue to be challenging. We remain confident that Prudential has the financial resilience, capital strength and capability to meet the growing health and savings needs of our customers in Asia and Africa. By doing so, we believe we will deliver on our purpose to help people get the most out of life and also build value for our shareholders over the long-term.”
Summary financials	Half year 2022 $m	Half year 2021 $m	Change on AER basis2	Change on CER basis2
New business profit from continuing operations1,4	1,098	1,176	(7)%	(5)%
Operating free surplus generated from continuing operations1,13	1,224	1,112	10%	12%
Adjusted operating profit from continuing operations1,5	1,661	1,571	6%	8%
IFRS profit after tax from continuing operations1	106	1,070	(90)%	(90)%

	30 Jun 2022		31 Dec 2021
	Total	Per share	Total	Per share
EEV shareholders’ equity	$42.3bn	1,539¢	$47.4bn	1,725¢
IFRS shareholders’ equity	$16.1bn	586¢	$17.1bn	622¢

Notes
1
Continuing operations represents the Asia, Africa and head office functions of the Group following the demerger of Jackson.
2
Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial results.
3
APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional financial information for further explanation.
4
New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
5
In this press release ‘adjusted operating profit’ refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial results.
6
GWS coverage ratio of capital resources over Group minimum capital requirement attributable to the shareholder business.
7
GWS capital resources in excess of the Group prescribed capital requirement attributable to the shareholder business, before allowing for the 2022 first cash interim dividend. The shareholder position excludes the contribution to Group eligible capital resources and the Group prescribed capital requirements from participating business in Hong Kong, Singapore and Malaysia. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at 30 June 2022, except the $350 million senior debt issued in the first half of 2022, are included as GWS eligible group capital resources.
8
GWS coverage ratio of capital resources over Group prescribed capital requirement attributable to the shareholder business. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The GWS group capital adequacy requirements require that total eligible group capital resources are not less than the Group Prescribed Capital Requirements (GPCR) and that GWS Tier 1 group capital resources are not less than the Group Minimum Capital Requirements (GMCR).
9
On a constant exchange rate basis.
10
Annual saving from full year 2021 costs, based on full year 2021 exchange rates.
11
On an actual exchange rate basis.
12
GWS capital resources in excess of the Group minimum capital requirement attributable to the shareholder business, before allowing for the 2022 first cash interim dividend. The shareholder position excludes the contribution to Group eligible capital resources and Group minimum capital requirement of participating business in Hong Kong, Singapore and Malaysia. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at 30 June 2022, except the $350 million senior debt issued in the first half of 2022, are included as GWS eligible group capital resources.
13
Operating free surplus generated from insurance and asset management operations before restructuring costs. For insurance operations, operating free surplus generated represents amounts emerging from the in-force business during the period net of amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Restructuring costs are presented separately from the business unit amount. Further information is set out in ‘movement in Group free surplus’ of the EEV financial results.

Contact:

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+44 (0)20 3977 9702
Tan Ping Ping	+65 9845 8904	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

Notes to editors:
a.
The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group’s statutory financial statements. The supplementary EEV financial results have been prepared in accordance with the amended European Embedded Value Principles issued by the European Insurance CFO Forum in 2016. The Group’s EEV financial results are stated on a post-tax basis and include the post-tax IFRS financial results of the Group’s asset management and other operations. The IFRS and EEV results are presented in US dollars and the basis of translation is discussed in note A1 of the IFRS financial statements. Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

b.
EEV and adjusted IFRS operating profit for continuing operations is based on longer-term investment returns and is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions and other corporate transactions. Furthermore, for EEV financial results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark-to-market value movement on core borrowings. Separately on the IFRS basis, adjusted operating profit also excludes amortisation of acquisition accounting adjustments.

c.
Total number of Prudential plc shares in issue as at 30 June 2022 was 2,749,314,856.

d.
We are expected to announce our Half Year 2022 Results to the Hong Kong Stock Exchange and to the UK Financial Media at 12.00pm HKT – 5.00am UKT – 12.00am ET on Wednesday, 10 August 2022.

The announcement will be released on the London Stock Exchange at 2.00pm HKT – 7.00am UKT – 2.00am ET on Wednesday, 10 August.

A pre-recorded presentation for analysts and investors will be available on-demand from 12.00pm HKT – 5.00am UKT – 12.00am ET on Wednesday, 10 August 2022 using the following link: https://www.investis-live.com/prudential/62d51c1fd9438014009aa544/hebae. A copy of the script used in the recorded video will also be available from 12.00pm HKT – 5.00am UKT – 12.00am ET on Wednesday, 10 August 2022 on Prudential plc’s website.

A Q&A video conference for analysts and investors will be held at 1.00pm HKT – 6.00am UKT – 1.00am ET on Wednesday, 10 August.

Registration to view the video conference online
To register to watch the video conference and submit questions online, please do so via the following link: https://www.investis-live.com/prudential/62d52566d9438014009d4b1b/bmppi. The webcast will be available to replay afterwards using the same link.

Dial-in details
A dial-in facility will be available to listen to the call and ask questions: please allow 15 minutes ahead of the start time to join the call (lines open half an hour before the call is due to start, i.e. from 12.30pm HKT – 5.30am UKT – 12.30am ET).

Dial-in: 580 33 413 (HK) / +44 (0) 20 3936 2999 (UK and international) / 010 5387 5828 (China), Toll free: 800 908 350 (HK) / 0800 640 6441 (UK), Participant access code: 570192. Once participants have entered this code their name and company details will be taken.

Transcript
Following the call a transcript will be published on the results centre page of the Prudential plc’s website on Friday 12 August 2022.

Playback facility
Please use the following for a playback facility: +44 (0) 20 3936 3001 (UK and international), replay code 744029. This will be available from approximately 10.00pm HKT – 3.00pm UKT – 10.00am ET on 10 August until 6.59am HK time on 25 August 2022 – 11.59pm UKT – 6.59pm ET on 24 August.

e.
2022 First interim ordinary dividend
Ex-dividend date	18 August 2022 (Hong Kong, UK and Singapore)
Record date	19 August 2022
Payment of dividend	27 September 2022 (Hong Kong, UK and ADR holders) On or around 4 October 2022 (Singapore)

f.
About Prudential plc
Prudential plc provides life and health insurance and asset management in Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people’s wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 19 million life customers and is listed on stock exchanges in London (PRU), Hong Kong (2378), Singapore (K6S) and New York (PUK). Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/.

g.
Discontinued operations
Throughout this results announcement ‘discontinued operations’ refers to the US operations (Jackson). All amounts presented refer to continuing operations unless otherwise stated, which reflect the Group following the completed demerger of Jackson.

h.
Prudential will file an Interim Report on Form 6-K with the Securities and Exchange Commission shortly and it will be available in due course on the Prudential plc website.

i.
Forward-looking statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses’) plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses’) beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, current and future market conditions including fluctuations in interest rates and exchange rates, inflation (including interest rate rises as a response), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction, (including as a result of the Russia-Ukraine conflict and related or other geopolitical tensions and conflicts) which may also impact policyholder behaviour and reduce product affordability, asset valuation impacts from the transition to a lower carbon economy, derivative instruments not effectively mitigating any exposures; global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment; the impact of Covid-19 outbreaks, including adverse financial market and liquidity impacts, responses and actions taken by governments, regulators and supervisors, the impact on sales, claims and assumptions and increased product lapses, disruption to Prudential’s operations (and those of its suppliers and partners), risks associated with new sales processes and technological and information security risks; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally; given its designation as an Internationally Active Insurance Group, the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the physical, social and financial impacts of climate change and global health crises on Prudential's business and operations; the impact of not adequately responding to environmental, social and governance issues (including not properly considering the interests of Prudential’s stakeholders or failing to maintain high standards of corporate governance); the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group’s employees; the availability and effectiveness of reinsurance for Prudential’s businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform; any ongoing impact on Prudential of the demerger of Jackson Financial Inc.; the increased operational and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document and the ‘Risk Factors’ heading in Prudential’s 2021 Annual Report. Prudential’s 2021 Annual Report is available on its website at www.prudentialplc.com.

These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

j.
Cautionary statements
This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

Strategic and operating review

2022 is the first year in which the Group is focused entirely on the long-term opportunities we have identified in Asia and Africa across life insurance and asset management. Our purpose remains to help people get the most out of life. Across Asia, a growing middle class, forecast to increase by 1.5 billion1 by 2030, is combined with a low level of insurance penetration and a high level of out-of-pocket health and protection spending, driving an estimated $1.8 trillion health protection gap2. We continue to focus on developing our range of products and distribution as well as enhancing and embedding our digital capabilities so we can expand our capacity to help protect our customers from threats to their health and wellbeing, as well as support them to achieve their savings goals.

The Group’s total life customer3 base at 30 June 2022 was 19.3 million (31 December 2021: 18.6 million). Our customers are core to what we do and our products are tailored to meet their fast-changing needs as well as the developing requirements of local markets. Our continued focus on the needs of customers is demonstrated by the launch of Prudential Syariah, a standalone Syariah life insurance entity in Indonesia, launched in April, becoming the first global insurer to do so. Building on our leading position in the Syariah market in Indonesia18, Prudential Syariah has a designated Syariah board which confirms that products have complied with Syariah principles. Prudential Syariah’s innovative product capabilities, coupled with a strong multi-channel distribution network, puts it in a strong position to grow our Syariah business in Indonesia, and expand our customer reach. In Malaysia we have maintained our leading position in the Takaful segment4.

We have a multi-channel and integrated distribution strategy that is able to adapt flexibly to changing local market conditions and supports our growth ambitions. This distribution network encompasses agency, bancassurance and non-traditional partnerships, including digital. Our continued investment in our agency channel positions us well for sustainable growth. We have over 530,000 licenced tied agents (31 December 2021: over 540,000) across our life insurance markets. Our bancassurance channel has access to over 170 bancassurance partners, of which 32 are exclusive arrangements, giving us access to circa 27,600 bank branches. We continue to believe that the Group’s multi-channel, digitally enabled distribution model positions us well to capture the opportunities open to us, and this competitive advantage, alongside our distinctive geographical footprint, has enabled us to deliver a resilient operational performance despite continuing Covid-19-related disruption in many markets during the first half of 2022.

The operating environment of the Group in the first half of 2022 has continued to be impacted by the volatility caused by the consequences of Covid-19-related government imposed movement restrictions in most of our markets. During the first quarter of 2022, a number of our markets saw increases in incidence of the Omicron variant, with cases peaking in India and the Philippines in January, in Indonesia in February and Thailand, Vietnam, Malaysia, Singapore and Hong Kong in March 2022. Trading conditions largely normalised in these markets over the course of the second quarter. In the Chinese Mainland, cases peaked in April5 and associated restrictions have gradually reduced in July. The border with Hong Kong however remains closed. In the first half of 2019 (prior to the Covid-19 pandemic) new business profit6 from our Chinese Mainland business contributed $694 million7 to Hong Kong’s total new business profit in that period, compared with close to nil in the first half of 2022.

Against this backdrop, in the first half of 2022 Prudential delivered APE sales8 of $2,213 million an increase of 9 per cent9 compared with the first half of 2021. Our growth was broad-based, with 9 of our 12 Asia life markets, together with our Africa business, seeing growth in the period. APE sales are balanced across product types, with our four product categories (health and protection, participating contracts, non-participating savings and investment-linked savings), each contributing over 20 per cent of APE sales. CITIC Prudential Life (CPL), our Chinese Mainland business, increased APE sales 13 per cent9, Singapore was up 5 per cent9 and within our Growth Markets segment, Taiwan was up 55 per cent9, Vietnam was up 19 per cent9 and Africa was up 17 per cent9. This more than offset the lower sales in Hong Kong, where agency sales were disrupted by Covid-19-related restrictions over much of the first quarter. We achieved stronger APE sales growth in the second quarter as conditions normalised in most markets. New business profit was $1,098 million, (5) per cent9 lower as the benefit of higher overall APE sales was offset by the impact of higher interest rates under our EEV methodology, particularly in Hong Kong, together with lower sales in Hong Kong, where margins have traditionally been higher and an increase in bancassurance sales mix which tends to have a higher proportion of savings products. Our continued customer focus has contributed to our customer retention rate remaining high at over 90 per cent23 in the first half of 2022 (2021 full year: 89 per cent).

APE sales and new business profit reflect our multi-channel distribution with bancassurance providing 53 per cent of APE sales and 42 per cent of new business profit and agency providing 36 per cent of APE sales and 53 per cent of new business profit. Over the first half of 2022 bancassurance sales increased by 25 per cent9, driven by new products and momentum from our recently established partnerships, including TSB in Taiwan. Agency channel APE sales fell (13) per cent9, adversely affected by Covid-19-related restrictions. Our agency channel is a key component of our success, given the high proportion of high-margin protection products sold through this channel.

We continue to equip our agency force with the advanced methods needed to be connected with customers, to build trust and provide personalised advice. We are re-engineering each facet of the ‘prospect, engage and advise’ chain to suit the digital citizens of today as well as maintaining the direct contact that customers want. The decline of overall agency APE sales of (13) per cent9 was driven both by Covid-19-related restrictions and as a result of lower average case sizes, as agents have been focused on relatively smaller ticket health and protection propositions that were top of mind for our customers during the period affected by Covid-19. While overall health and protection as a proportion of APE sales fell, the number of health and protection cases sold via agency increased by 13 per cent and resulted in case productivity per agent growing 4 per cent compared with that of the first half of 2021. We are reinvigorating our agency force through our flagship recruitment programme targeting professional and experienced agents, which has led to a 5 per cent increase in new recruits in the period compared with the first half of 2021. We continue to focus on the training and retraining of both our agents and their leaders to increase our customer orientation and to maintain a high standard of professionalism across the agency force.

Eastspring, our pan-Asia asset manager with presence in 11 Asian markets as well as distribution offices in North America and Europe, is well placed to address the saving and investment needs of customers across the region via a team of 300 investment professionals with local market expertise. Eastspring also benefits from reliable and stable fund inflows from the Group’s life business which, together with its broad regional footprint, it can leverage to meet the long-term opportunity to grow mutual fund penetration from the market’s current low base.

Despite recent Covid-19-related disruption, the Group’s life businesses delivered growth in adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit10) of 7 per cent9. Investment losses in the period contributed to a fall in Eastspring’s adjusted operating profit of (15) per cent9. Collectively our life and asset management businesses delivered 6 per cent9 growth in adjusted operating profit and 12 per cent9 growth in operating free surplus generation. After central costs, total Group adjusted operating profit was up 8 per cent9, and total Group operating free surplus generation11 increased 22 per cent9. The total IFRS profit after tax for 2022 was $106 million (2021: $1,025 million profit after tax from continuing operations on a constant exchange rate basis, $1,070 million profit after tax from continuing operations on an actual exchange rate basis). This reflects the net impact from an increase in interest rates on bond asset values and on the valuation interest rates used for policyholder liabilities, decreases in equity values and the benefit from refinements to the reserving basis following the adoption of the Hong Kong Risk-Based Capital regime. The Group’s financial performance for the period is further discussed in the Financial Review below.

Pulse and our digital offerings

The Pulse digital platform is focused on the health, wealth and servicing needs of our customers. It extends beyond the Pulse app to include the Group’s key business processes, from enabling agents by using tools designed to enhance hiring and productivity, to fulfilment of policy sales and servicing, helping to drive greater customer centricity and efficiency. The Pulse platform complements our agents, allowing customers to interact both online and in person, helping to improve persistency. Our digital strategy is wholly focused on our customers and distribution partners, delivering products and services in an effective and efficient way. The foundation of this digital strategy is built on four core pillars, supported by the Pulse platform:

●
Accelerating our digitally enabled model of distribution: via PruForce, our all-in-one agency platform that aggregates data to provide insight on customers and supports improved agent productivity, and augmenting other existing and new distribution channels.
●
Improving servicing to new and existing customers: via PruServices, our platform that enables customers to manage their policy details and payments in real time, as well as enabling digital claims and selection of investment funds for linked policies.
●
Strengthening our direct digital insurance product suite: broadening range, functionality and availability via digital channels.
●
Creating new business verticals, ecosystems and strategic partnerships: to drive future customer acquisition opportunities.

Via the Pulse app, we are able to add additional distribution capability, allowing access to new channels and new customer segments which extend beyond our existing distribution footprint. The app is designed to connect with customers and in turn enable our distribution channels to connect, maintain and better serve new and existing customers. The Pulse strategy of selling bite-sized insurance products directly and leveraging our agency force to convert leads also extends to our non-traditional partners, by helping them engage with their customers (on financial needs) despite not having a sales force of their own.

Our digital systems recorded 4.8 million leads12 for the six months ending 30 June 2022 (year to 31 December 2021: 4.3 million) and APE sales associated with these leads13 were stable7 period-on-period at $158 million. These sales represented circa 25 per cent (half year 2021: 21 per cent7) of our agency APE sales in markets where Pulse is available.

We continue to see increased agent adoption of the Pulse platform across the region and expect this to continue for the remainder of 2022, as the latest iteration of the platform modules are rolled-out. The growing number of leads generated continues to be nurtured by our agents for potential future cross-sell and upsell opportunities.

Environmental, Social and Governance (ESG)

Our role in the lives of our customers, colleagues and communities, and our commitment to being a responsible leader, lie at the heart of our business strategy and our future. We recognise the significant role Prudential can continue to play across Asia and Africa, as well as in the long-term success, resilience and health of the global community.

During 2021, Prudential strengthened its focus on ESG, building on the new ESG strategic framework that we developed in 2020. This framework is aligned to our business strategy and our purpose of helping people to get the most out of their lives by making healthcare affordable and accessible and by promoting financial inclusion. During the first half of 2022, we continued to work towards our ambition of being an ever more responsible and sustainable business, advancing our ESG priorities across a broad range of activities. Our ESG strategy remains resolutely focused on making progress against our three pillars of making health and financial security accessible, stewarding the human impacts of climate change and building social capital. These are underpinned by our approach to responsible investment, good governance and responsible business practices, and community engagement and investment and have clear alignment with our business strategy.

While we have made good progress in just a couple of years, we must continue to maintain the pace, as the needs of the customers and communities we serve evolve rapidly, the expectations of our stakeholders rightly grow and climate change brings unprecedented challenges to our future.

Making health and financial security accessible

Digital innovation is key to this pillar. To help people thrive, we seek to make health and financial security accessible and affordable and we do this in a number of ways. These include making healthcare services and financial management tools easily available, and developing more inclusive products and services for underserved segments of society, for example by making products suitable for a wider range of income groups through our lower premium ‘bite-sized’ insurance products. We also seek to meet the changing needs of our customers by ensuring they have the best access to our products through our multi-channel and integrated distribution approach. Finally we promote financial literacy so that people gain knowledge of financial management and have a deeper understanding of protection benefits. During the first half of 2022, we launched our ‘Made For Every Family’ campaign across Asia. This recognises that modern families exist in many forms, such as grandparents-grandchildren families, single-parent families, stepfamilies and same-sex families. To support this diversity of family structures with inclusive protection solutions, we are rolling out a range of insurance products that are ‘Made For Every Family’, and have expanded the list of beneficiaries for our life insurance policies to give greater flexibility to protect all those that our customers care about. Our focus on ensuring inclusive offerings in all our markets was epitomised when we became the first global insurer to set up a dedicated, standalone Syariah entity in Indonesia. This underscored our deep commitment to support the growth of Indonesia’s Syariah economy and the country’s vision to become the global hub for Islamic financial solutions. Prudential Syariah offers solutions that are based on the ‘Syariah for All’ principles. This set of principles embraces the concept that Syariah values are universal, inclusive and relevant to all Indonesians.

Stewarding the human impacts of climate change

Prudential is well placed to contribute to the transition to a low-carbon economy. To support building a greener future, during 2021, we underscored our commitment to decarbonising our investment portfolio14 through the setting of a long-term net zero target and a short-term carbon reduction target. We remain on track with our commitment to reduce our Weighted Average Carbon Intensity (WACI) by 25 per cent by 2025 and to engage with companies responsible for more than 65 per cent of our emissions. Having divested from all direct equity investments in businesses that derive more than 30 per cent of their income from coal in 2021, we are on track to be fully divested from all fixed income investments meeting the same criteria by the end of 2022. As part of our ongoing embedding of climate considerations into our risk management processes, our annual Own Risk and Solvency Assessment report, reviewed by our Group Risk Committee in May 2022, included both the potential financial and operational impact of the Network for Greening the Financial System (NGFS)-informed climate scenarios. As we support the move to low-carbon economies in our emerging markets, we strive to ensure that the transition is a just and inclusive one for all of society, a transition that supports sustainable growth and economic health within our local markets and communities.

Building social capital

As we do all of this, we seek to build trusted relationships with our people, on whom our success depends. Our commitment to diversity and inclusion, together with gender equality and women's empowerment within our broader activity was further emphasised in the first half of 2022 by our adoption of the United Nation’s Women’s Empowerment Principles.

As digital innovation is central to our aim of helping our customers to be healthier and wealthier, we are ambitious and we act with integrity in regard to digital responsibility. We safeguard the public’s trust in us through digital responsibility and responsible business practices. Strong governance remains the foundation of our business and critical to maintaining trust with our stakeholders.

Leadership Changes

During the first half of 2022, the Board completed its executive succession planning with the announcement that it had appointed Anil Wadhwani as Group Chief Executive Officer (CEO) with effect from 25 February 2023, subject to final regulatory approval. Following his appointment, the Group’s executive directors will be based in Hong Kong, alongside the lead regulator, closer to the Group’s Asia operations.

The internal promotions of Mark FitzPatrick to Group CEO, James Turner to Group Chief Financial Officer and Avnish Kalra to Group Chief Risk and Compliance Officer, demonstrate Prudential’s bench-strength and ability to focus on operational delivery by leveraging continuity in executive leadership. The Group continues to benefit from broad based and experienced local leadership teams who are deep rooted in their markets.

To support the ongoing evolution of the Group, Seck Wai-Kwong, CEO, Eastspring; Dennis Tan, CEO, Prudential Singapore; Lilian Ng, CEO, Insurance; and Solmaz Altin, Group Chief Strategy and Transformation Officer, have all been promoted to the Group Executive Committee (GEC) with effect from 1 July 2022. Mr Tan, Ms Ng and Mr Altin have been promoted to Managing Directors of the Strategic Business Groups, which consist of selected markets. Mr Seck remains responsible for the growth of Eastspring’s business and the delivery of its investment performance. Prudential’s leadership team has been further enhanced with the appointment, from 4 July 2022, of Lawrence Lam as the new CEO of the Hong Kong insurance business.

Outlook

Prudential is a growth business, with a multi-channel distribution model and a distinctive geographic footprint, combined with the agility to grow and serve our customers even against the backdrop of the challenges of the Covid-19 pandemic. Although there are signs that Covid-19-related impacts in many of our markets are stabilising, over the remainder of the year we expect that operating conditions may continue to be challenging. We remain confident that Prudential has the financial resilience, capital strength and capability to meet the growing health and savings needs of our customers in Asia and Africa. By doing so, we believe we will deliver on our purpose to help people get the most out of life and also build value for our shareholders over the long-term.

New business performance by market

The following commentary provides an update on the new business performance for each of the Group’s segments. Discussion of the wider financial performance of the Group and its segments, including adjusted operating profit and IFRS profit after tax, is contained separately in the Financial Review section of this report.

Chinese Mainland – CITIC Prudential Life (CPL)

	Actual exchange rate			Constant exchange rate
	Half year 2022	Half year 2021	Change	Half year 2021	Change
APE sales ($m)	507	448	13%	447	13%
New business profit ($m)	217	228	(5)%	227	(4)%
New business margin (%)	43	51	(8)ppts	51	(8)ppts
Adjusted operating profit ($m)	149	139	7%	139	7%
IFRS (loss)/profit after tax ($m)	(28)	148	(119)%	149	(119)%
Amounts included in the table above represent the Group’s 50 per cent share

CPL saw APE sales growth of 13 per cent9 to $507 million despite headwinds from Covid-19-related restrictions. This growth has been underpinned by CPL’s nationwide footprint of 23 branches15, covering 99 cities, and its well-diversified distribution network, with strength in both agency and bancassurance, and balanced product range of wealth, protection and education solutions.

CPL’s bancassurance channel delivered APE sales growth of 28 per cent9 over the period with strong sales of long-term savings products. This was supported by 11 new bancassurance partnerships over the past 12 months, and the number of bank branches increasing by 50 per cent to over 6,100. Our agents focused on innovative medical plans during the first 6 months of 2022, which were extremely popular with our customers, resulting in health and protection policies growing by 53 per cent. Overall, agency sales fell by (11) per cent9, mainly due to lower average case size. The prior period benefited from strong critical illness product sales ahead of regulatory driven definition changes which did not recur in the current period. In December 2021, CPL launched a new critical illness plan tailored to the Greater Bay Area (GBA). In the first half of 2022, this plan accounted for 12 per cent of CPL's total critical illness sales.

Despite the increase in new business volumes, new business profit declined (4) per cent9 compared with the same period in 2021 following a fall in the new business margin of (8) percentage points to 43 per cent. This decrease is in part the result of an adverse shift in both channel mix and product mix, with the former the result of a shift in mix towards bancassurance sales highlighted above and the latter driven by exceptional levels of sales of critical illness business in the comparator, in line with industry wide trends.

CPL continues to outgrow the sector as a whole. In the first half of 2022, CPL increased its overall market share to 0.77 per cent16, from 0.71 per cent16 in the equivalent period in 2021.

Hong Kong

	Actual exchange rate			Constant exchange rate
	Half year 2022	Half year 2021	Change	Half year 2021	Change
APE sales ($m)	227	253	(10)%	251	(10)%
New business profit ($m)	211	306	(31)%	304	(31)%
New business margin (%)	93	121	(28)ppts	121	(28)ppts
Adjusted operating profit ($m)	501	460	9%	457	10%
IFRS (loss)/profit after tax ($m)	(613)	441	(239)%	430	(243)%

Overall APE sales declined by (10) per cent9 during the first half of 2022 impacted by the fifth wave of the pandemic. Throughout the first quarter of 2022 and into April 2022 Hong Kong's economic activity and businesses struggled.

The fifth wave had a significant impact on agency activity, resulting in a (23) per cent9 decline in APE sales. With the fifth wave gradually receding, we saw a rebound in agency activity. We continued to drive activity through needs-based selling and implementing capabilities to drive improvement in productivity. This has increased our health and protection mix through agency to over 40 per cent. Product mix enhancements improved the agency new business profit margin by 11 percentage points.

Bancassurance sales grew by 5 per cent9 over the period. We successfully launched a new multi-currency solution to diversify the portfolio to address the wealth accumulation and legacy planning needs of affluent customers. We have re-engineered the different facets of the customer and sales journey to increase insurance penetration and shift the mix to health and protection.

Customer retention in Hong Kong business remains solid at over 98 per cent.

New business profit declined (31) per cent9 driven by the impact of increases in interest rates on the risk discount rate applied under our EEV methodology, the reduction in sales volume and adverse channel mix. This impact is then partially offset by an improvement in product mix for both channels.

Indonesia

	Actual exchange rate			Constant exchange rate
	Half year 2022	Half year 2021	Change	Half year 2021	Change
APE sales ($m)	110	117	(6)%	116	(5)%
New business profit ($m)	52	57	(9)%	56	(7)%
New business margin (%)	47	49	(2)ppts	48	(1)ppts
Adjusted operating profit ($m)	196	225	(13)%	222	(12)%
IFRS profit after tax ($m)	131	179	(27)%	172	(24)%

Overall APE sales fell by (5) per cent9 with sales activity in the period restricted due to a further wave of Covid-19-related restrictions, with recorded cases peaking in February17. These restrictions in particular affected agent sales activity with sales through this channel down (8) per cent9 on the prior period. Bancassurance sales remained flat in the period.

Indonesia’s four-level Covid-19 public activity restriction system, with regional variations, remain in place. More moderate restrictions are in place throughout much of the country relative to the higher levels seen at the height of the pandemic. As an illustration Jakarta’s restriction was reduced from level 3 at the start of March to level 1 in late May. As restrictions have eased, we have seen some recovery in sales, for example APE sales in June were 33 per cent9 higher than the previous month.

Prudential Syariah Life Assurance (PSLA) successfully obtained a business license and was legally separated from the conventional business on 1 April 2022. This marks our commitment to penetrate further the Syariah market, a segment where we continue to be the market leader18. Overall APE sales within our Syariah business fell by (8) per cent9 year-on-year, reflecting Covid-19 restrictions, with this business continuing to contribute over a quarter of the overall Indonesia APE sales.

The reduction in new business profit reflects the reduction in APE sales together with a small decrease in margin. New business profit margins reduced as a result of increases in interest rates, a lower agency mix and changes in taxation, with the government reversing its decision to lower the corporate tax rate from 22 per cent to 20 per cent from 2022 onwards.

Malaysia

	Actual exchange rate			Constant exchange rate
	Half year 2022	Half year 2021	Change	Half year 2021	Change
APE sales ($m)	172	211	(18)%	202	(15)%
New business profit ($m)	70	113	(38)%	109	(36)%
New business margin (%)	41	54	(13)ppts	54	(13)ppts
Adjusted operating profit ($m)	190	184	3%	175	9%
IFRS profit after tax ($m)	119	135	(12)%	124	(4)%

APE sales decreased by (15) per cent9, with a (31) per cent9 decline in agency APE sales which was partially offset by 33 per cent9 growth in the bancassurance segment.

The decline in agency sales reflected repricing actions that benefited sales in the prior period (as previously highlighted) and have not recurred in the current period. We continue to support our agency channel through agent and customer campaigns following the end of the most significant Covid-19-related movement restrictions, and the business continues to increase its sales force quality and footprint, with recruitment of new agents in the first half of 2022 representing more than 10 per cent of 2021 closing agent numbers contributing to our total agency force of over 24,300.

Bancassurance sales grew strongly driven by client events and branch activities, as well as tailored virtual appointments. Sales through bank partnerships increased significantly as the business continued to increase sales of health and protection products, in addition to new investment-linked product offerings. Prudential continues to leverage its multi-channel distribution across its bank partners, with bancassurance sales contributing 37 per cent of total APE sales in the first half of 2022 compared with 24 per cent in the equivalent period in 2021.

APE sales for the Takaful business declined by (22) per cent9 reflecting the impact of repricing actions in the prior year that have not recurred. The Takaful business continues to invest in its agency force with agent numbers increasing by 15 per cent compared with 30 June 2021 and we have maintained our leading position in the segment4. The Takaful bancassurance channel has been supported by the launch of new products, such as the BSN Sakinah health and protection product, helping to increase the proportion of Takaful’s new business sold that is classified as health and protection to 67 per cent (2021: 64 per cent).

The decline in new business profit reflects the decline in APE sales as described above, changes in product and channel mix and an adverse impact from higher interest rates and other economic changes.

Singapore

	Actual exchange rate			Constant exchange rate
	Half year 2022	Half year 2021	Change	Half year 2021	Change
APE sales ($m)	390	379	3%	370	5%
New business profit ($m)	244	215	13%	210	16%
New business margin (%)	63	57	6ppts	57	6ppts
Adjusted operating profit ($m)	340	320	6%	312	9%
IFRS profit after tax ($m)	63	141	(55)%	135	(53)%

APE sales grew by 5 per cent9 year-on-year, supported by a 22 per cent9 growth in sales within our bancassurance channel. Agency sales contracted (11) per cent9 over the same period, with Covid-19-related social movement restrictions hampering agent activity in the first quarter of 2022. Covid-19-related restrictions eased from the end of March, leading to improved agency sales in the second quarter, although sales in this quarter were lower than the equivalent period in the prior year which benefited from elevated sales of participating business prior to a change in regulation.

The mix of single premium business has increased from 30 per cent to 44 per cent over the period. This reflects the growth in sales to the high net-worth customer segment, through the bancassurance channel, with a focus on savings and legacy planning products. The growth in this business segment is in line with the wider industry19, which has seen an increase in demand for such products. This business is of high quality and is generally long-term in nature.

Increased sales of investment-linked products led to a favourable shift in product mix contributing to a 16 per cent9 increase in new business profit, together with higher sales volumes and a shift in mix within participating business sales towards higher margin product offerings. The increase in new business profit was also supported by the effect of interest rate increases on participating business sales.

Growth Markets and Other

	Actual exchange rate			Constant exchange rate
	Half year 2022	Half year 2021	Change	Half year 2021	Change
APE sales ($m)	807	675	20%	650	24%
New business profit ($m)	304	257	18%	249	22%
New business margin (%)	38	38	-	38	-
Adjusted operating profit ($m)	522	479	9%	463	13%
IFRS profit after tax ($m)	617	330	87%	305	102%

The businesses comprising our growth markets and other segment saw APE sales up 24 per cent9 compared with the first half of 2021 with Taiwan, India, Vietnam and Africa all delivering double-digit growth. New business profit was up 22 per cent9 broadly in line with the growth in sales.

In India, APE sales grew 11 per cent9 as the easing of restrictions arising from Covid-19 facilitated increased sales activity. New business profit increased by 29 per cent9 driven by favourable product mix changes, with a greater proportion of sales of higher margin group and non-participating business, compared with the prior period.

In Thailand, APE sales rose 9 per cent9 following the easing of Covid-19-related restrictions which had been in place in 2021, and which resulted in significant branch closures. APE sales growth also reflected the success of new investment products, such as TTB Senior Saver and TTB Value Saver products, launched in the second half of 2021. Group business sales have grown strongly over the first half of the year with the addition of staff plans. The success of these new products alongside a sizeable benefit from higher interest rates on profit margins drove a 72 per cent9 increase in new business profit.

In Vietnam, APE sales increased 19 per cent9 reflecting the easing of Covid-19-related restrictions and was driven by both agency and bancassurance channels, in particular through our SeABank partnership. New business profit was broadly flat with the increase in volumes offset by product mix and economic effects.

In the Philippines, where Prudential remains one of the largest players in the market20, 2022 APE sales were up 5 per cent9. New business profit declined by (13) per cent9 mainly due to a substantial increase in interest rates.

In Taiwan, APE sales grew 55 per cent9 driven by strong momentum from a new, non-exclusive bank partner TSB, as well as a new participating product and campaigns undertaken by our existing bank partner TBB. New business profit rose strongly driven by the increase in sales and favourable product mix changes.

In Africa, APE sales have grown by 17 per cent9 year-on-year, supported by double-digit growth in six of our eight markets. APE sales growth was driven by a 32 per cent9 increase in Group sales and 8 per cent9 growth in agency sales.

Eastspring - funds under management

	Actual exchange rate			Constant exchange rate
	Half year 2022	Half year 2021	Change	Half year 2021	Change
Total funds under management ($bn)	222.3	254.0	(12)%	241.6	(8)%
Adjusted operating profit ($m)	131	162	(19)%	155	(15)%
Fee margin based on operating income (bps)	28	30	(2)ppts	n/a	n/a
Cost/income ratio (%)	55	52	(3)ppts	n/a	n/a
IFRS profit after tax ($m)	117	147	(20)%	142	(18)%

Adverse market, currency and other movements of $(27.6) billion during the first half of 2022 were the main cause of the of (12) per cent7 decline in Eastspring’s funds under management21. These effects were partially dampened by year-to-date net inflows of $2.3 billion, underpinned by the stable and predictable flows from the life business of $4.5 billion. The overall asset mix has remained stable and diversified across both clients and asset classes.

Overall net outflows from third parties of $(1.8) billion (excluding money market funds and funds managed on behalf of M&G plc) are principally due to net withdrawals by retail clients from fixed income funds following rises in interest rates. The net outflows from retail bond funds were moderated by net inflows into retail equity funds, including strategies focused on China. Institutional flows were broadly flat. The redemption of funds managed on behalf of M&G plc, net of inflows, totalled $(0.7) billion during the period, materially completing the anticipated equity fund transfers out of Eastspring previously highlighted.

Eastspring’s fund performance reflected market volatility, with 44 per cent (31 December 2021: 46 per cent) of assets under management outperforming benchmarks over a weighted average of the past one and three years22.

Notes
1
Source: The Unprecedented Expansion of the Global Middle Class, Global Economy and Development program at the Brookings Institution, Feb 2017. Forecast growth of Asia Pacific middle class 2020 to 2030.
2
Source: Swiss Re Institute: The health protection gap in Asia, October 2018.
3
A life customer is defined as an individual or entity who holds one or more policy with a Prudential life entity, including 100 per cent of customers of the Group’s joint ventures and associate. Group business is considered to be a single customer for the purpose of this definition.
4
Based on market share APE at Q1 2022 from the Life Insurance Association of Malaysia.
5
Source: Our World in Data, China confirmed Covid-19 cases.
6
New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
7
On an actual exchange rate basis.
8
APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional financial information for further explanation.
9
On a constant exchange rate basis.
10
‘Adjusted operating profit’ refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial statements.
11
Operating free surplus generated from insurance and asset management operations before restructuring costs. For insurance operations, operating free surplus generated represents amounts emerging from the in-force business during the period net of amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Restructuring costs are presented separately from the business unit amount. Further information is set out in ‘movement in Group free surplus’ of the EEV financial results.
12
Leads that originate from a digital platform, digital campaign or partner; and other leads, including leads from agents, recorded on digital leads management systems.
13
APE sales completed by agents on leads from digital campaigns captured within the digital customer management systems or on leads from Pulse registrations, together with a small number of policies purchased via Pulse online.
14
Our investment portfolio includes both listed equities and corporate bonds, while excluding assets held by joint venture businesses and assets in unit-linked funds as we do not have full authority to change the investment strategies of these.
15
Includes Wuxi, Ningbo and Qingdao which were upgraded from sub-branches to branches, approved by the CBIRC.
16
Based on life insurance sector gross written premiums data from the China Banking and Insurance Regulatory Commission.
17
Our World in Data Indonesia confirmed Covid-19 cases.
18
First Quarter Indonesia Syariah Market Share.
19
Source: The Life Insurance Association Singapore: Industry Performance, May 2022.
20
Based on unaudited first quarter statistics of new business weighted premiums.
21
Half year 2022 total funds under management, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management.
22
A weighted average of the value of assets under management at 30 June 2022 in funds which outperform their performance benchmark on a 1 year basis (20 per cent weighting) and the value of assets under management at 30 June 2022 in funds which outperform their performance benchmark on a 3 year basis (80 per cent weighting), as a percentage of total assets under management at 30 June 2022, excluding assets in funds with no performance benchmark.
23
Excludes India.

Financial review

The first half of 2022 has seen the Group deliver a continued resilient performance despite the expected headwind of ongoing Covid-19-related disruption with APE sales1, operating free surplus generation2 and adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit3) all higher in the period, with the latter two measures dampened by our continued investment in the Group.

The first half of the year saw considerable macroeconomic volatility, characterised in many markets by lower equity index levels, material increases in government bond yields and widening corporate bond spreads. The MSCI Asia excluding Japan equity index fell (17) per cent, the Hang Seng index fell by (7) per cent and the CSI 300 index fell by (9) per cent while the S&P 500 index fell by (21) per cent. Government bond yields in many of our markets ended the period higher with the US 10-year yield increasing by 146 basis points to 3.0 per cent. This resulted in lower associated asset values and consequent impact on fee generating account balances which, together with the impact of higher discount rates under our active EEV methodology, contributed to a fall in our embedded value in the period. Increases in interest rates and decreases in equity market values also negatively impacted our IFRS profit for the period, as further discussed in the IFRS basis non-operating items section below.

The period also saw the US dollar increase in value relative to many currencies globally, resulting in a translation headwind. As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement, unless otherwise noted.

Over the first half of 2022, the Group delivered a 9 per cent4 increase in APE sales as discussed earlier in the Strategic and operating review. Despite this, new business profit5 was (5) per cent4 lower in the period reflecting the combined impact on the Group’s new business profit margin of a shift in geographical mix, notably a shift away from Hong Kong towards the business units within our Growth Markets segment (including Taiwan and Vietnam) and a higher proportion of bancassurance sales, which tends to have a higher mix of savings type products and hence lower margin. Under our active basis EEV methodology, higher government bond yields lead to both higher assumed fund earned rates but also higher risk discount rates which had an overall negative impact on EEV new business margins in many markets, particularly in Hong Kong. Excluding the effects of interest rate movements and other economic changes, new business profit was broadly flat4 when compared with the corresponding period in 2021.

Our Group EEV operating profit increased by 6 per cent4 driven by a higher expected return, reflecting the impact of continued in-force growth and higher period end interest rates, equating to an annualised operating return6 on embedded value of 8 per cent. The result includes adverse operating assumption changes and experience effects of $(182) million, largely driven by our continued investment in the business to ensure we maintain existing, and build future, capacity to serve 50 million customers by 2025. Asset management post-tax profit was (18) per cent4 lower in the period, as a result of adverse market movements, explained further in the asset management section below. Central costs improved, reflecting lower interest costs. We remain on track to reduce annual head office expenses by a further $70 million7 from 2023. Restructuring and IFRS 17 costs were higher in the period as a result of increased spend as the IFRS 17 project nears completion as well as actions undertaken to reduce head office costs. After allowing for economic effects, currency movements and the payment of the 2021 second interim dividend, the Group’s embedded value was $42.3 billion at 30 June 2022 (31 December 2021: 47.4 billion8), equivalent to 1,539 cents per share (31 December 2021: 1,725 cents per share8).

The Group generated adjusted operating profit of $1,661 million, up 8 per cent4. Adjusted operating profit from the life and asset management business was up 6 per cent4 to $2,029 million with the increase in life operating profit of 7 per cent4 being partly offset by a market-driven decline in Eastspring’s profitability. The Group’s total IFRS profit after tax from continuing operations was $106 million (2021: profit of $1,025 million on a constant exchange rate basis and $1,070 million on an actual exchange rate basis) reflecting negative short-term market effects in many markets, with the fall in asset values from higher interest rates and lower equity markets exceeding the fall in policyholder liabilities. These negative effects were offset by the benefit from refinements to the reserving basis following adoption of the Hong Kong Risk-Based Capital regime (HK RBC) as discussed below.

In April, we received approval from the regulator to early adopt HK RBC, effective from 1 January 2022. The C-ROSS II requirements in the Chinese Mainland also became effective in the first quarter of 2022. The impacts of these changes improved the shareholder GWS capital surplus of total eligible group capital resources over the Group Minimum Capital Requirements (GMCR) at 1 January 2022 by $9.3 billion9, increasing the coverage ratio10 from 408 per cent to 545 per cent (after allowing for the debt redemption in January 2022). Further details on the Group’s capital position post this change are set out in the Group capital position later in this report. At 30 June 2022 the Group’s shareholder surplus above the GMCR was $19.4 billion9, representing a cover ratio of 548 per cent10. The Group aligns its established EEV and free surplus framework with the Group’s Prescribed Capital Requirement (GPCR) as explained further in the capital management section below. At 30 June 2022, our shareholder surplus above the GPCR was $16.2 billion11 and cover ratio 317 per cent12.

As well as the impact on capital, changes arising from HK RBC impact on our EEV and IFRS metrics which are underpinned by measurement techniques that are closely linked with regulatory reporting. The Group’s free surplus increased by $1.4 billion as a result of the change on 1 January 2022. This is less than the increase in GWS surplus as free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares or cash surrender floors, to reflect more realistically the surplus which can be remitted. Total EEV increased by $0.2 billion.

The IFRS reserving basis for Hong Kong has been refined at 30 June 2022 to reflect better the measurement techniques applied within HK RBC, leading to a reduction in policyholder liabilities (net of reinsurance) and an increase in profit before tax for the first half of 2022 of $945 million. This has been allocated between operating and non-operating profit in line with the Group’s usual principles.

IFRS profit
	Actual exchange rate			Constant exchange rate
	Half year 2022 $m	Half year 2021 $m	Change %	Half year 2021 $m	Change %
Adjusted operating profit based on longer-term investment returns before tax from continuing operations
CPL	149	139	7	139	7
Hong Kong	501	460	9	457	10
Indonesia	196	225	(13)	222	(12)
Malaysia	190	184	3	175	9
Singapore	340	320	6	312	9
Growth markets and other	522	479	9	463	13
Long-term business adjusted operating profit	1,898	1,807	5	1,768	7
Eastspring	131	162	(19)	155	(15)
Total segment profit from continuing operations	2,029	1,969	3	1,923	6

Investment return and other income	39	-	n/a	-	n/a
Interest payable on core structural borrowings	(103)	(164)	37	(164)	37
Corporate expenditure	(150)	(157)	4	(151)	n/a
Other income (expenditure)	(214)	(321)	33	(315)	32
Total adjusted operating profit before tax and restructuring and IFRS 17 implementation costs	1,815	1,648	10	1,608	13
Restructuring and IFRS 17 implementation costs	(154)	(77)	(100)	(77)	(100)
Total adjusted operating profit before tax	1,661	1,571	6	1,531	8
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(1,383)	(212)	(552)	(234)	(491)
Amortisation of acquisition accounting adjustments	(5)	(2)	(150)	(2)	(150)
Profit (loss) attaching to corporate transactions	27	(94)	n/a	(94)	n/a
Profit before tax attributable to shareholders	300	1,263	(76)	1,201	(75)
Tax charge attributable to shareholders' returns	(194)	(193)	(1)	(176)	(10)
Profit from continuing operations for the period	106	1,070	(90)	1,025	(90)
Loss from discontinued US operations for the period, net of related tax	-	(5,707)	n/a	(5,707)	n/a
Profit (loss) for the period	106	(4,637)	n/a	(4,682)	n/a

IFRS earnings per share
	Actual exchange rate			Constant exchange rate
	Half year 2022 cents	Half year 2021 cents	Change %	Half year 2021 cents	Change %
Basic earnings per share based on adjusted operating profit after tax from continuing operations	49.2¢	51.6¢	(5)	50.5¢	(3)

Basic earnings per share based on:
Total profit after tax from continuing operations	3.8¢	40.9¢	(91)	39.2¢	(90)
Total loss after tax from discontinued operations	0.0¢	(195.1)¢	n/a	(195.1)¢	n/a

Segment profit from continuing long-term and asset management business increased by 6 per cent4 to $2,029 million despite a challenging environment over recent periods, with all our major life segments, other than Indonesia, delivering growth, demonstrating the resilient and diversified nature of our business. The 7 per cent4 growth in the adjusted operating profit of our life business was partially offset by a decline in Eastspring adjusted operating profit, following adverse market movements on shareholder investments. After allowing for a 32 per cent4 reduction in central costs and higher restructuring and IFRS 17 implementation costs, total adjusted operating profit before tax increased to $1,661 million, an 8 per cent4 increase compared with the prior period.

CPL, our joint venture business in the Chinese Mainland, delivered a 7 per cent4 increase in adjusted operating profit compared with the same period in 2021, reflecting growth in the underlying portfolio, evident from a 22 per cent4 increase in gross premiums earned13 in the period.

In Hong Kong, our adjusted operating profit increased 10 per cent4 to $501 million benefitting from growth in shareholder-backed renewal premiums of 2 per cent4, higher levels of profits from our with-profits business given the ageing of certain cohorts and the impact on underlying product profit profiles as a result of the adoption of the risk-based capital regime previously discussed.

In Indonesia, adjusted operating profit reduced by (12) per cent4, reflecting lower sales volumes in recent years and higher claims levels as medical claims began to normalise to pre-pandemic levels.

In Malaysia, adjusted operating profit growth of 9 per cent4 was supported by the growth of our in-force health and protection business, with shareholder-backed renewal premiums increasing by 7 per cent4, and an increase in spread profits given higher interest rates.

In Singapore, adjusted operating profit increased 9 per cent4, reflecting the continued growth of our in-force business evidenced by 9 per cent4 growth in shareholder-backed renewal premiums alongside higher profits from our with-profits business following its growth over recent years.

The businesses comprising our growth markets and other segment generated adjusted operating profit growth of 13 per cent4, driven by Thailand and India. Thailand achieved double-digit growth in adjusted operating profit following increases in new business in recent years as we upscaled the business through our bank partnerships with TTB and UOB. India saw improved claims experience in the period, given the spike in Covid-19 cases seen in 202114.

Adjusted operating profit for growth markets and other includes other items of $160 million (2021: $167 million on an actual exchange rate basis and $161 million on a constant exchange rate basis) which in the first half of 2022 comprised largely the impact of the adoption of Risk-Based Capital regime in Hong Kong (as discussed further in note C3.2 of the IFRS financial results) offset by corporate taxes for life joint ventures and associates and provisions for sales and premium tax.

Long-term insurance business adjusted operating profit drivers

Profit margin analysis of long-term insurance continuing operations15

	Actual exchange rate				Constant exchange rate
	Half year 2022		Half year 2021		Half year 2021
		Margin		Margin		Margin
	$m	bps	$m	bps	$m	bps
Spread income	156	73	153	67	150	67
Fee income	172	103	169	103	164	102
With-profits	75	18	62	15	61	15
Insurance margin	1,683		1,467		1,434
Other income	1,649		1,533		1,495
Total life insurance income	3,735		3,384		3,304
Expenses:
Acquisition costs	(1,129)	(51)%	(990)	(48)%	(968)	(48)%
Administration expenses	(899)	(235)	(804)	(203)	(780)	(201)
DAC adjustments	223		238		233
Share of related tax charges from joint ventures and associates	(32)		(21)		(21)
Long-term insurance business pre-tax adjusted operating profit	1,898		1,807		1,768

Our adjusted operating profit continues to be based on high-quality drivers including our ongoing focus on recurring premium health and protection products and the associated continued growth of our in-force business. The overall 7 per cent4 growth in life insurance adjusted operating profit to $1,898 million (half year 2021: $1,768 million4) was driven principally by 17 per cent4 growth in insurance margin-related revenues following the early-adoption of HK RBC and lower claim costs in India, as well as business growth. At the same time there continues to be a normalisation of medical claims towards pre-pandemic levels following the lower incidence seen in 2021 and 2020.

Fee income increased by 5 per cent4, reflecting premium contributions partly offset by unfavourable market movements, while spread income increased by 4 per cent4 reflecting in-force business growth, with an improvement in margin primarily due to rising interest rates.

With-profits earnings relate to the shareholders’ share in bonuses declared to policyholders. As these bonuses are typically weighted to the end of a contract, under IFRS, with-profit earnings consequently emerge only gradually over time. The 23 per cent4 growth in with-profits earnings reflects the ongoing growth and ageing of certain cohorts within these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. As such, the growth of 10 per cent4 from half year 2021 reflects premium growth in the period for our shareholder backed business. Acquisition costs increased in the year, driven by higher APE sales as compared with the prior period. Administration expenses increased by 15 per cent4 reflecting in-force business growth and sales and premium tax related provisions. Both acquisition costs and administration expenses were also impacted by our investment to maintain our capabilities and develop the capacity to serve 50 million customers by 2025.

Asset management

		Actual exchange rate
	Half year 2022 $m	Half year 2021 $m	Change %
Total external net flows*,16	(1,786)	(509)	n/a

External funds under management* ($bn)	81.5	96.1	(15)
Funds managed on behalf of M&G plc ($bn)	9.3	16.1	(42)
Internal funds under management ($bn)	131.5	141.8	(7)
Total funds under management ($bn)	222.3	254.0	(12)

Analysis of adjusted operating profit
Retail operating income	196	225	(13)
Institutional operating income	136	149	(9)
Operating income before performance-related fees	332	374	(11)
Performance-related fees	4	6	(33)
Operating income (net of commission)	336	380	(12)
Operating expense	(184)	(196)	6
Group's share of tax on joint ventures' adjusted operating profit	(21)	(22)	5
Adjusted operating profit	131	162	(19)
Adjusted operating profit after tax	117	147	(20)

Average funds managed by Eastspring	241.8	247.6	(2)%
Fee margin based on operating income	28bps	30bps	(2)bps
Cost/income ratio17	55%	52%	(3)ppts
*
Excluding funds managed on behalf of M&G plc.

Eastspring’s total funds under management18 were $222.3 billion at 30 June 2022 (30 June 2021: $254.0 billion8), reflecting adverse currency and market movements. Eastspring’s average funds under management for the period 1 January 2022 to 30 June 2022 were $241.8 billion (2021: $247.6 billion on an actual exchange rate basis).

Eastspring saw total net inflows of $2.3 billion over the first half of 2022 (2021: $3.6 billion8) which included internal net inflows from our life businesses of $4.5 billion (2021: $4.5 billion8) partially offset by third-party outflows (excluding money market funds) of $(1.8) billion, primarily from retail business, and $(0.7) billion of net outflows for funds managed on behalf of M&G plc.

Eastspring’s adjusted operating profit of $131 million was down (19) per cent compared with the prior period on an actual exchange rate basis (down (15) per cent on a constant exchange rate basis). Operating income before performance related fees was (11) per cent lower8, driven largely by a net realised and unrealised loss (as compared with a net gain in the prior year) on shareholder investments, including its seed capital in its retail funds. Before these movements on shareholder investments and performance fees, operating income was (4) per cent8 lower compared with a decline of (2) per cent8 in average funds under management over the same period. The cost/income ratio increased to 55 per cent (2021: 52 per cent) despite a 6 per cent8 reduction in operating costs, due to the effect of mark-to-market movements on shareholder investments in each period discussed above.

Other income and expenditure

Central costs were 32 per cent4 lower than the prior period reflecting the benefit of the debt reduction programme completed in January 2022, with a fall in interest payable on core structural borrowings of $61 million compared with the prior period. We remain on track to deliver the benefit of our activities to right-size head office costs with annual head office costs targeted to reduce by around $70 million7 from 2023. The Group received gross dividend income from its residual interest in Jackson Financial Inc. of $16 million in the first half of 2022 (2021: nil) and also benefitted from unrealised gains upon retranslation of its sterling debt, as the dollar strengthened.

Restructuring costs of $(154) million (2021: $(77) million8) reflect both the Group’s substantial and ongoing IFRS 17 project with costs increasing, as planned, as implementation approaches in 2023, and actions taken in the period to right-size our head office footprint.

IFRS basis non-operating items

Non-operating items from continuing operations in the year consist mainly of short-term fluctuations in investment returns on shareholder-backed business of negative $(1,383) million, (2021: negative $(234) million4), and a gain of $27 million from corporate transactions (2021: loss of $(94) million4).

The increase in the level of short-term fluctuations reflects the fall in equity markets in the first half of the year, compared with equity market gains in the prior period, along with interest rates increasing significantly more in the current period than in the first half of 2021. Decreases in bond values from rising interest rate losses are not fully offset by reductions in policyholder liabilities as assets held will exceed liabilities, given the need to hold capital in line with local regulations and because some regimes have policyholder liabilities that do not directly reflect changes in interest rates or reprice more slowly than assets.

Gains from corporate transactions of $27 million includes profit of $60 million on the sale of 4.2 million shares in Jackson Financial Inc. during the first half of 2022 at an average price of $40.79 per share. Our investment in Jackson Financial Inc. is held at fair value in the balance sheet, with movements in fair value recognised initially in other comprehensive income, and recycled to the income statement on sale. At 30 June 2022, we held 14.3 per cent of the shares in Jackson Financial Inc. which had a fair value of $325 million. We have undertaken further sales of Jackson Financial Inc. and as at 5 August 2022 our remaining holding has a fair value of $215 million. In total, proceeds of $376 million have been received from reducing our holding in Jackson Financial Inc. from 19.7 per cent at the time of the demerger in 2021 to approximately 9.0 per cent at 5 August 2022, in addition to the quarterly dividends received on our holdings. Further information on corporate transactions is presented in note D1.1 to the IFRS financial results.

IFRS effective tax rates for continuing operations

In the first half of 2022, the effective tax rate on adjusted operating profit was 19 per cent (2021: 14 per cent). The increase from the 2021 effective tax rate reflects the first half of 2021 having benefited from the resolution of some historic issues at lower amounts than had been provided for.

The effective tax rate on total IFRS profit in the first half of 2022 was 65 per cent (2021: 17 per cent), reflecting the mathematical combination of a normal tax charge on operating profit and a much lower tax credit on non-operating losses, most of which are not tax deductible.

The effective tax rate on adjusted operating profit is likely to be impacted by a combination of the OECD proposals to implement a global minimum tax rate of 15 per cent and some jurisdictions where Prudential operates implementing a domestic minimum tax based on the OECD proposals. Current indications are that these proposed new rules will most likely take effect in 2024. The OECD rules and associated guidance are complex and require detailed analysis and consideration which is ongoing. In addition, a further OECD document (the GloBE Implementation Framework) together with relevant domestic tax legislation are required in order to complete the analysis. We expect to be in a position to give an indicative impact to the effective tax rate in the full year 2022 results.

Shareholders’ equity

Group IFRS shareholders' equity
	Half year 2022 $m	Half year 2021 $m	Full year 2021 $m
Adjusted operating profit after tax attributable to shareholders from continuing operations	1,343	1,342	2,668

Profit from continuing operations for the period	106	1,070	2,214
Less non-controlling interest from continuing operations	(2)	(7)	(22)
Profit after tax for the period attributable to shareholders from continuing operations	104	1,063	2,192
Net decrease in shareholders’ equity from discontinued operations (see note D1.2 in the IFRS financial statements)	-	(5,844)	(6,283)
Demerger dividend in-specie of Jackson	-	-	(1,735)
Exchange movements, net of related tax	(513)	(158)	(165)
Other external dividends	(320)	(283)	(421)
Issue of equity shares	-	-	2,382
Other (including revaluation and sale of Jackson residual interest since demerger)	(250)	57	240
Net decrease in shareholders’ equity	(979)	(5,165)	(3,790)
Shareholders’ equity at beginning of the period	17,088	20,878	20,878
Shareholders’ equity at end of the period	16,109	15,713	17,088
Shareholders' value per share17	586¢	601¢	622¢

Group IFRS shareholders’ equity decreased from $17.1 billion8 at the start of 2022 to $16.1 billion at 30 June 2022 reflecting dividend payments of $(0.3) billion, adverse exchange movements of $(0.5) billion and movements from the revaluation and sale of shares in Jackson Financial Inc. of $(0.3) billion offset by profits generated in the period.

Greater China presence

Prudential has a significant footprint in the Greater China region, with businesses in the Chinese Mainland (through its holding CPL), Hong Kong and Taiwan. The Group is dual-headquartered in London and Hong Kong and its regulator is the Hong Kong Insurance Authority. From February 2023 the Group Chief Executive Officer, Chief Financial Officer and Chief Risk and Compliance Officer will all be based in Hong Kong.

The table below demonstrates the significant proportion of the Group’s financial measures that were contributed by our Hong Kong, CPL and Taiwan businesses.

	Gross premiums earned**			New business profit
	Half year		Full year	Half year		Full year
	2022 $m	2021 $m	2021 $m	2022 $m	2021 $m	2021 $m
Total Greater China*	6,983	6,677	14,335	503	575	1,181
Total Group* (continuing operations)	14,609	13,587	28,796	1,098	1,176	2,526

Percentage of total	48%	49%	50%	46%	49%	47%
*
Total Greater China represents the amount contributed by the life business in Hong Kong, Taiwan and the Group's share of the amounts earned by CPL. The Group total includes the Group's share of the amounts earned by all life associates and JVs.
**
The gross earned premium amount shown above differs from that shown in the income statement as it includes the Group's share of amounts earned by associates and JVs. The gross earned premium amount reflects the Group’s IFRS accounting policies. A reconciliation to the amount included in the income statements is included in note II of the Additional financial information.

EEV financial results

EEV financial results from continuing operations
	Actual exchange rate			Constant exchange rate
	Half year 2022 $m	Half year 2021 $m	Change %	Half year 2021 $m	Change %
New business profit	1,098	1,176	(7)	1,155	(5)
Profit from in-force business	1,001	857	17	838	19
Operating profit from long-term business	2,099	2,033	3	1,993	5
Asset management	117	147	(20)	142	(18)
Other income and expenditure19	(410)	(431)	5	(425)	4
Operating profit for the period from continuing operations	1,806	1,749	3	1,710	6
Non-operating (loss) profit	(5,314)	158	(3,463)	178	(3,085)
(Loss) profit for the period from continuing operations	(3,508)	1,907	(284)	1,888	(286)
Dividends paid	(320)	(283)
Other movements	(1,456)	(388)
Net (decrease) increase in EEV shareholders' equity from continuing operations	(5,284)	1,236
EEV shareholders' equity from continuing operations at 1 Jan	47,355	41,926
Effect of HK RBC	229	-
EEV shareholders' equity from continuing operations at 30 Jun	42,300	43,162
% Annualised new business profit/average EEV shareholders’ equity for insurance and asset management business operations*	5%	5%
% Annualised operating profit/average EEV shareholders’ equity for continuing operations	8%	8%
* Excluding goodwill attributable to equity holders

		Actual exchange rate
EEV shareholders' equity	30 Jun 2022 $m	31 Dec 2021 $m
Represented by:
CPL (Prudential’s share)	3,302	3,114
Hong Kong	17,246	21,460
Indonesia	1,956	2,237
Malaysia	3,524	3,841
Singapore	6,712	7,732
Growth markets and other	6,225	6,262
Embedded value from long-term business excluding goodwill	38,965	44,646
Asset management and other excluding goodwill	2,586	1,931
Goodwill attributable to equity holders	749	778
Group EEV shareholders' equity	42,300	47,355
Group EEV shareholders' equity per share	1,539¢	1,725¢

EEV operating profit from continuing operations increased by 6 per cent4 to $1,806 million (2021: $1,710 million4) with the favourable effect of economics on in-force long-term business partially offset by a decline in the contribution from new business profit.

New business performance

EEV new business profit and APE new business sales (APE sales)

			Actual exchange rate					Constant exchange rate
	Half year 2022 $m		Half year 2021 $m		Change %		Half year 2021 $m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
CPL (Prudential’s share)	507	217	448	228	13	(5)	447	227	13	(4)
Hong Kong	227	211	253	306	(10)	(31)	251	304	(10)	(31)
Indonesia	110	52	117	57	(6)	(9)	116	56	(5)	(7)
Malaysia	172	70	211	113	(18)	(38)	202	109	(15)	(36)
Singapore	390	244	379	215	3	13	370	210	5	16
Growth markets and other	807	304	675	257	20	18	650	249	24	22
Total	2,213	1,098	2,083	1,176	6	(7)	2,036	1,155	9	(5)
Total new business margin		50%		56%				57%

APE sales increased by 9 per cent4 to $2,213 million and related new business profit decreased by (5) per cent4. Detailed discussion of new business performance by segment is presented in the Strategic and operating review.

EEV in-force profit

The profit from in-force long-term business is driven by the expected return and effects of operating assumption changes, if any, and operating experience variances. The expected return increased by 36 per cent4 above the prior year reflecting the combined effects of underlying business growth and the impact of higher interest rates increasing the risk discount rate under our active basis EEV methodology. Operating assumption changes and experience variances were negative $(182) million on a net basis driven largely by the decision to continue to invest in the business to ensure as we maintain existing and build future capacity to serve 50 million customers in 2025 as well as including additional provisions for sales and premium taxes in the period.

The non-operating loss of $(5,314) million (2021: $178 million4 profit) is driven largely by falling equity markets and rising interest rates over the period leading to reduced asset values with a consequential impact on future profits. Higher interest rates also increased risk discount rates, which have a negative effect on health and protection profits. This negative effect more than outweighed the benefit on our savings products of increases to the assumed level of future investment returns.

Overall, EEV shareholders' equity from continuing operations decreased at 30 June 2022 to $42.3 billion (31 December 2021: $47.4 billion8). Of this, $39.0 billion (31 December 2021: $44.6 billion8) relates to the value of the long-term business. This amount includes our share of our India associate valued using embedded value principles. The market capitalisation of this associate at 30 June 2022 was circa $8.9 billion, which compares with a last publicly reported embedded value of circa $4.2 billion at 31 March 2022.

As well as the long-term business amounts (which includes relevant intangibles), EEV includes the IFRS basis net asset value of the asset management businesses, central holding companies and the goodwill attributable to shareholders. Included within these amounts at 30 June 2022 is $325 million for our 14.3 per cent economic interest in Jackson, which is measured at fair value. EEV shareholders' equity on a per share basis at 30 June 2022 was 1,539 cents (31 December 2021: 1,725 cents8).

Group free surplus generation from continuing operations

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the period, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the period.

For long-term business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (EEV total net worth) over the EEV capital required to support the covered business. For shareholder-backed businesses, the level of EEV required capital has been based on the Group prescribed capital requirements used in our GWS reporting as set out in our EEV statements note 7.1(e).

Adjustments are also made to enable free surplus to be a better measure of shareholders’ resources available for distribution as described in the reconciliation to GWS surplus as disclosed in note I(i) of the Additional financial information. For asset management and other non-insurance operations (including the Group’s central operations), free surplus is taken to be IFRS basis shareholders’ equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. Following the application of the GWS Framework, both subordinated and senior debt (excluding the amount issued in the first half of 2022) are treated as capital for the purposes of free surplus at 30 June 2022.

Analysis of movement in Group free surplus2
	Actual exchange rate			Constant exchange rate
	Half year 2022 $m	Half year 2021 $m	Change %	Half year 2021 $m	Change %
Expected transfer from in-force business and return on existing free surplus	1,446	1,249	16	1,224	18
Changes in operating assumptions and experience variances	(60)	35	(271)	35	(271)
Operating free surplus generated from in-force life business before restructuring costs	1,386	1,284	8	1,259	10
Investment in new business	(279)	(319)	13	(312)	11
Asset management	117	147	(20)	142	(18)
Operating free surplus generated from life business and asset management before restructuring costs	1,224	1,112	10	1,089	12
Central costs and eliminations (net of tax):
Net interest paid on core structural borrowings	(103)	(164)	37	(164)	37
Corporate expenditure	(150)	(149)	(1)	(143)	(5)
Other items and eliminations	(10)	(46)	78	(46)	78
Restructuring and IFRS 17 implementation costs (net of tax)	(146)	(70)	(109)	(70)	(109)
Net Group operating free surplus generated for continuing operations	815	683	19	666	22
Non-operating and other movements, including foreign exchange	(1,805)	109
External cash dividends	(320)	(283)
Treatment of grandfathered debt instruments under the GWS Framework20	-	1,995
(Decrease) increase in Group free surplus from continuing operations before net subordinated debt redemption	(1,310)	2,504
Net subordinated debt redemption	(1,699)	-
(Decrease) increase in Group free surplus from continuing operations	(3,009)	2,504
Change in amounts attributable to non-controlling interests	(5)	(13)
Free surplus at 1 Jan from continuing operations	14,049	8,344
Effect of HK RBC	1,360	-
Free surplus at 30 Jun from continuing operations	12,395	10,835
Free surplus at 30 Jun excluding distribution rights and other intangibles	8,589	6,920

The in-force business generated $1,386 million of free surplus in the first half of 2022, an increase of 10 per cent4 from prior period with growth reflecting the increasing size of our inforce book and the positive effect of interest rates, curtailed by adverse operating experience reflecting our decision to continue to invest in the business to ensure we maintain and build future capacity to serve 50 million customers in 2025. Despite the overal increase in APE sales, up 9 per cent4 as discussed previously, the cost of investment in this new business reduced by 11 per cent4 reflecting favourable economics, and the impact of regulatory changes in Hong Kong, partially offset by product mix changes. After allowing for an (18) per cent4 decrease in asset management earnings on an after tax basis (discussed in the commentary on IFRS above), operating free surplus generated from our life and asset management business increased by 12 per cent4 to $1,224 million.

Combining operating free surplus generated by the life and asset management business with a reduction in central costs of 25 per cent4 offset by higher restructuring and IFRS 17 implementation costs, total Group operating free surplus generation was 22 per cent4 higher at $815 million.

Operating free surplus generated was offset by the negative impact of market and currency movements in the period. After allowing for these losses, the redemption of debt (which is treated as capital for free surplus purposes), the 2021 second interim dividend payment and the $1.4 billion benefit from adopting HK RBC at 1 January 2022, free surplus at 30 June 2022 was $12.4 billion. Excluding distribution rights and other intangibles it was $8.6 billion.

Dividend

Reflecting the Group’s capital allocation priorities, a portion of capital generation will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group’s operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions.

The Board applies a formulaic approach to first interim dividends, calculated as one-third of the previous year’s full-year ordinary dividend. Accordingly, the Board has approved a 2022 first interim ordinary cash dividend of 5.74 cents per share (2021 first interim dividend: 5.37 cents per share).

Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). More information is set out in note I(i) of the Additional financial information. The GWS group capital adequacy requirements require that total eligible group capital resources are not less than the Group Prescribed Capital Requirements (GPCR) and that GWS Tier 1 group capital resources are not less than the Group Minimum Capital Requirements (GMCR). Following the trend to move to risk-based capital regimes (discussed further below), from this reporting period onwards, the headline Group solvency position will be presented by comparing the total eligible group capital resources to the GPCR, rather than to the GMCR, which is more comparable to other global risk-based measures. The Hong Kong IA is currently consulting on whether such disclosures should become a requirement for all groups under its supervision. The GPCR also remains the basis of our EEV capital requirements.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and the GPCR from these participating funds.

Regulatory updates

The recent trend to more risk-based capital regimes being adopted in many of the Group’s markets is continuing and this impacts on the Group’s GWS capital measure, which is underpinned by the local regulatory regimes of the Group’s subsidiaries, joint ventures and associates. C-ROSS Phase II became effective in the Chinese Mainland in the first quarter of 2022, and in April 2022 Prudential Hong Kong Limited received approval from the Hong Kong IA to early-adopt the new Risk-Based Capital regime effective from 1 January 2022.

These changes are estimated to have increased the GWS shareholder surplus over the GMCR by $9.3 billion9 and to have increased the corresponding coverage ratio from 408 per cent to 545 per cent10 as at 31 December 2021, after allowing for the $1.7 billion debt redemption in January 2022.

Going forwards, the GWS capital position will be primarily shown relative to the GPCR rather than the GMCR. On this basis, and allowing for the regulatory changes above, as at 31 December 2021 the GWS shareholder capital surplus over the GPCR is estimated to have been $17.5 billion11 with a corresponding GWS coverage ratio of 320 per cent12. When including the contribution from ring-fenced policyholder funds, the total surplus over the GPCR is estimated to have been $21.4 billion11, with a corresponding GWS coverage ratio of 204 per cent12. These impacts are shown below:

	Shareholder GMCR basis			GPCR basis (post regulatory updates)
31 December 202121	As disclosed	Impact of Hong Kong RBC and C-ROSS II	Post regulatory updates	Shareholder	Policyholder	Total
Group capital resources ($bn)	15.2	+10.3	25.5	25.5	16.5	42.0
Required capital ($bn)	3.7	+1.0	4.7	8.0	12.6	20.6
GWS capital surplus over GMCR/GPCR ($bn)	11.5	+9.3	20.8	17.5	3.9	21.4
GWS coverage ratio over GMCR/GPCR (%)	408%	+137%	545%	320%		204%

Estimated GWS capital position

As at 30 June 2022, the estimated shareholder GWS capital surplus over the GPCR is $16.2 billion11 (31 December 2021: $17.5 billion21), representing a coverage ratio of 317 per cent12 (31 December 2021: 320 per cent21) and the total GWS capital surplus over the GPCR is $19.1 billion11 (31 December 2021: $21.4 billion21) representing a coverage ratio of 205 per cent12 (31 December 2021: 204 per cent21).

For comparison to previous periods, as at 30 June 2022, the estimated shareholder GWS capital surplus over the GMCR was $19.4 billion9 representing a coverage ratio of 548 per cent10 (31 December 2021: $20.8 billion representing a coverage ratio of 545 per cent21).

The Group shareholder GWS capital surplus over the GPCR reduced by $(1.3) billion since 31 December 2021 to $16.2 billion at 30 June 2022. Operating capital generation in the period was $0.8 billion after allowing for central costs and investment in new business. The impact of non-operating experiences, including market movements, were negative overall and reduced surplus by $(1.8) billion. Dividends of $0.3 billion were paid to shareholders in respect of the 2021 second interim dividend.

The Group’s GWS position is resilient to external macro movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information on the basis of calculation of the GWS measure.

	30 Jun 2022			31 Dec 202121
	(post regulatory updates)			(post regulatory updates)
	Shareholder	Policyholder*	Total	Shareholder	Policyholder*	Total
Group capital resources ($bn)	23.7	13.6	37.3	25.5	16.5	42.0
of which: Tier 1 capital resources22 ($bn)	16.3	2.1	18.4	17.9	3.5	21.4

Group Minimum Capital Requirement ($bn)	4.3	1.3	5.6	4.7	1.8	6.5
Group Prescribed Capital Requirement ($bn)	7.5	10.7	18.2	8.0	12.6	20.6

GWS capital surplus over GPCR ($bn)	16.2	2.9	19.1	17.5	3.9	21.4
GWS coverage ratio over GPCR (%)	317%		205%	320%		204%

GWS Tier 1 surplus over GMCR ($bn)			12.8			14.9
* This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant

GWS risk appetite and capital management

The Group’s capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. In respect of regulatory capital limits, a capital buffer above the GPCR is held to ensure the Group can withstand volatility in markets and operational experience, with capital resources remaining sufficient to cover the GPCR even after significant stresses. The calibration of the capital buffer reflects the Group’s risk profile and the external economic environment, and is set and reviewed regularly by the Board. Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer.

No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus which will only become available as cash flow for distribution over time. The Group’s free surplus metric is a better measure of the shareholder capital available for distribution, and is used as the primary metric for assessing the Group’s sources and uses of capital in the Group’s capital management framework, and underpinning the Group’s dividend policy. At 30 June 2022 the Group’s free surplus (excluding distribution rights and other intangibles) was $8.6 billion, compared with the GWS shareholder surplus of $16.2 billion and a reconciliation is shown in note I(i) of the Additional financial information.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally.

Reflecting the Group’s capital allocation priorities, a portion of the free surplus generated in each period will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group’s operating free surplus generation after allowing for the capital strain of writing new business and recurring central costs (on a right-sized basis). To the extent that free surplus arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to shareholders.

Financing and liquidity

At 30 June 2022, the Group’s net gearing ratio as defined in the table below was 12 per cent (31 December 2021: 13 per cent). The Group manages its leverage on a Moody’s total leverage basis, which differs from the above by taking into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group’s with-profits funds. We estimate the Moody’s total leverage at 30 June 2022 to be 22 per cent.

Prudential is targeting a Moody’s total leverage ratio of around 20 to 25 per cent over the medium term. Prudential may operate outside this range temporarily to take advantage of growth opportunities with attractive risk-adjusted returns as they arise, while still preserving its strong credit ratings.

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future.

Net core structural borrowings of shareholder-financed businesses

	30 Jun 2022 $m			30 Jun 2021 $m			31 Dec 2021 $m
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Borrowings of shareholder-financed businesses	4,266	(193)	4,073	6,404	625	7,029	6,127	438	6,565
Less: holding company cash and short-term investments	(2,143)	-	(2,143)	(1,393)	-	(1,393)	(3,572)	-	(3,572)
Net core structural borrowings of shareholder-financed businesses	2,123	(193)	1,930	5,011	625	5,636	2,555	438	2,993
Net gearing ratio*	12%			28%			13%
*
Net core structural borrowings from continuing operations as proportion of IFRS shareholders’ equity from continuing operations plus net core structural borrowings from continuing operations, as set out in note II of the Additional financial information.

The total borrowings of the shareholder-financed businesses from continuing operations were $4.3 billion at 30 June 2022 (31 December 2021: $6.1 billion8). The Group had central cash resources of $2.1 billion at 30 June 2022 (31 December 2021: $3.6 billion8), resulting in net core structural borrowings of the shareholder-financed businesses of $2.1 billion at end of June 2022 (31 December 2021: $2.6 billion for continuing operations8). We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during the first half of 2022.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group is able to access funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group’s commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $544 million in issue at 30 June 2022 (31 December 2021: $500 million8).

As at 30 June 2022, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2026. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2022.

Cash remittances

Holding company cash flow
	Actual exchange rate
	Half year 2022 $m	Half year 2021 $m	Change %
Net cash remitted by businesses23	1,009	1,035	(3)
Net interest paid	(117)	(163)	28
Corporate expenditure (including IFRS 17 implementation and restructuring costs)	(124)	(216)	43
Centrally funded recurring bancassurance fees	(220)	(176)	(25)
Total central outflows	(461)	(555)	17
Holding company cash flow before dividends and other movements	548	480
Dividends paid	(320)	(283)
Operating holding company cash flow after dividends but before other movements	228	197
Issuance and redemption of debt	(1,729)	-
Other corporate activities	159	(256)
US demerger costs	-	(28)
Total other movements	(1,570)	(284)
Net movement in holding company cash flow	(1,342)	(87)
Cash and short-term investments at the beginning of the year	3,572	1,463
Foreign exchange and other movements	(87)	17
Cash and short-term investments at the end of the year	2,143	1,393

Remittances from our businesses were $1,009 million (2021: $1,035 million8). The value of cash received in the period reflects the timing of remittances from individual businesses and is not expected to recur at the same level in the second half of the year. Remittances were used to meet central outflows of $(461) million (2021: $(555) million8) and to pay dividends of $(320) million. Central outflows include corporate expenditure of $(124) million (2021: $(216) million8), centrally funded recurring bancassurance fees of $(220) million (2021: $(176) million8), and net interest paid of $(117) million (2021: $(163) million8).

Other cash flow movements included net receipts from other corporate activities of $159 million (2021: $(256) million8 net payments) comprising proceeds of $171 million received from the sales of shares in Jackson Financial Inc. together with dividends from Jackson Financial Inc., partially offset by cash provided for investment by the businesses mainly in digital infrastructure. Further information is contained in note I(v) of the Additional financial information. Our debt redemption and refinancing programme was completed in January 2022 at a cost of $1,725 million. We also settled a bank loan in the period funded by the issue of new senior debt at a net outflow of $4 million.

Cash and short-term investments totalled $2.1 billion at 30 June 2022 (31 December 2021: $3.6 billion8).

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Notes
1
APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional financial information for further explanation.
2
For insurance operations, operating free surplus generated represents amounts emerging from the in-force business during the year net of amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Restructuring costs are presented separately from the business unit amount. Further information is set out in ‘movement in Group free surplus’ of the EEV financial results.
3
‘Adjusted operating profit’ refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial results.
4
On a constant exchange rate basis.
5
New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
6
Operating return calculated as annualised operating profit (calculated by multiplying half year profits by two) divided by the average EEV shareholders' equity for continuing operations. See note II(x) of the Additional financial information for definition and calculation.
7
Annual saving from full year 2021 costs, based on full year 2021 exchange rates.
8
On an actual exchange rate basis.
9
GWS capital resources in excess of the Group minimum capital requirement attributable to the shareholder business, before allowing for the 2022 first cash interim dividend. The shareholder position excludes the contribution to Group eligible capital resources and the Group minimum capital requirement from participating business in Hong Kong, Singapore and Malaysia. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at 30 June 2022, except the $350 million senior debt issued in the first half of 2022, are included as GWS eligible group capital resources.
10
GWS coverage ratio of capital resources over Group minimum capital requirement attributable to shareholder business.
11
GWS capital resources in excess of the Group prescribed capital requirement attributable to the shareholder business, before allowing for the 2022 first cash interim dividend. The shareholder position excludes the contribution to Group eligible capital resources and the Group prescribed capital requirement from participating business in Hong Kong, Singapore and Malaysia. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The GWS group capital adequacy requirements require that total eligible Group capital resources are not less than the Group Prescribed Capital Requirements (GPCR) and that GWS Tier 1 group capital resources are not less than the Group Minimum Capital Requirements (GMCR).
12
GWS coverage ratio of capital resources over Group prescribed capital requirement attributable to the shareholder business. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The GWS group capital adequacy requirements require that total eligible Group capital resources are not less than the Group Prescribed Capital Requirements (GPCR) and that GWS Tier 1 group capital resources are not less than the Group Minimum Capital Requirements (GMCR).
13
Calculated in accordance with the Group’s IFRS accounting policies, which includes the full premium for insurance contracts classified under IFRS 4.
14
Our World in Data, India confirmed Covid-19 cases.
15
For discussion on the basis of preparation of the sources of earnings in the table see note I(ii) of the Additional financial information.
16
Excludes Money Market Funds.
17
See note II of the Additional financial information for definition and reconciliation to IFRS balances.
18
Half year 2022 total funds under management, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management.
19
Other income and expenditure includes restructuring and IFRS 17 implementation costs.
20
Debt not denominated in USD is translated using exchange rates as at 31 December 2020 for the purposes of grandfathering.
21
31 December 2021 comparative amounts include the effect of the adoption of HK RBC and the redemption of $1,725 million of sub-ordinated debt completed in January 2022.
22
The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA.
23
Net cash amounts remitted by businesses are included in the holding company cash flow, which is disclosed in detail in note I(v) of the Additional financial information. This comprises dividends and other transfers from businesses that are reflective of earnings and capital generation.

Risk review

Enabling decisions to be taken with confidence

Prudential’s Group Risk Framework and risk appetite have allowed the business to control its risk exposure throughout the first half of 2022. Its governance, processes and controls enable the Group to deal with uncertainty effectively, which is critical to the achievement of its strategy of capturing long-term structural opportunities and helping customers achieve their long-term financial goals. This section explains the main risks inherent in the business and how Prudential manages those risks, with the aim of ensuring an appropriate risk profile is maintained.

1.
Introduction

The Group

Following key actions taken in 2021 to reshape the Group into an Asia and Africa-focused business, the Group is transforming its leadership structure and strategic and operating models as it continues its focus on its customers and adapting its multi-channel distribution model to changed markets and external operating conditions. The Group Risk, Compliance and Security (RCS) function continues to provide risk opinions, guidance, assurance and engagement with Prudential’s Group-wide supervisor, the Hong Kong Insurance Authority (IA), on these critical change activities, while overseeing the risks and implications to the ongoing business in order to ensure the Group remains within risk appetite, especially during the first half of 2022, where we have seen an increase in the complexity of the macro-economic, geopolitical and regulatory environments. During the first half of 2022, the Group achieved notable milestones with the delivery of transitional arrangements to significantly progress the implementation of the GWS Framework and implementation of the C-ROSS II, with agreed transitional arrangements, and RBC capital standards at CPL, its Chinese Mainland joint venture, and Hong Kong businesses respectively.

Over the past months, the confluence of a number of factors have impacted the world. The global community may be entering an era that many of its inhabitants will not have experienced before, a potentially prolonged period characterised by high inflation, high interest rates and economic uncertainties, set against reconfigured national alliances and competition between blocs where resource, energy and fiscal security become central to government policies. The impacts to the Group are many-fold and may be pronounced. These include increased strategic and business risks, as well as increasing insurance, product and customer conduct risks. For its customers, this period may increase uncertainty over livelihoods, elevating costs of living and challenges in affordability for essential needs and services, including insurance products and perhaps at times when they may be most needed. The complexity of meeting regulatory expectations on these issues, as governments increasingly focus on them, is expected to increase. Prudential will need to meet these challenges for its business and those of its customers in a fair and equitable way. At the same time, the Group will be expected to navigate the volatile financial market environment in its markets in order to ensure it remains robustly capitalised to sustainably deliver for the additional needs of its customers and the societies in which it operates. These are the key themes underpinning this report, with details included below.

Against this changed backdrop, the Group continues to effectively leverage its risk management and compliance experience in more mature markets, applying it to its growth markets appropriate to their respective risks and the extent of their uncertainties in this changed world, and reflective of opportunities, customer issues and needs and local customs. With the appointment of the new Group Chief Risk and Compliance Officer (CRCO), supported by a wider leadership team across the businesses, Prudential will continue to apply the holistic and coordinated approach in managing the increasingly dynamic, multi-faceted and often inter-connected risks facing its businesses.

Societal developments

The global economic uncertainties and the rise in inflation are increasingly putting pressure on household affordability for things such as energy, materials, food and services. These pressures may exacerbate existing structural inequalities within societies. Government and supervisory attention is being increasingly focussed on the cost of living crisis taking shape across many of the Group’s markets. These developments have implications for Prudential on how it engages with its customers, who will, in some markets, experience real challenges in affording or maintaining insurance products at their current level of coverage. This may happen at times when that protection is needed most, and when such customers increasingly represent the vulnerable in society. In Asia, there is an increasing momentum in expectation from governments on private companies to help with affordability issues and to extend the regulatory definitions of ‘vulnerable’ customers to explicitly include those in need due to the current economic pressures. It is notable that, in managing the impact of recent sector-specific regulatory tightening in the Chinese Mainland, the priority of government and industry regulators has been the protection of end consumers, rather than of companies or investors. A high inflation environment, combined with recessionary concerns, and societal and regulatory expectations of support, may also heighten existing challenges in persistency for insurers. As has always been the case, Prudential will continue to engage with governments, regulators and supervisors on these issues. As a matter of course, the Group regularly assesses the suitability and affordability of its products, and aims to reduce their perceived complexity and increase the transparency of their costs and benefits. These aims, as well as the Group’s increasing focus on the sustainable digital distribution of its health and protection products via its Pulse platform, help to expand the financial inclusion of Prudential’s products and improve customer outcomes as part of the conduct of the Group’s businesses in its markets.

Most markets have moved (or are moving), at difference paces, to an endemic approach in managing Covid-19. The Group looks to retain the positive changes that the pandemic accelerated, including those related to changes in traditional working practices and the use of digital services, technologies and distribution methods to customers, while monitoring and mitigating the potential increase in technology, data security or misuse and regulatory risks that these may bring. Prudential is exploring new ways of working and, as a responsible employer, is reflecting thematic trends through a coordinated suite of activities related to the upskilling of its workforce, and increasing flexibility, inclusivity and psychological safety in the workplace. The Group continues to monitor emerging social trends, including those linked to environmental change and those associated with ensuring a ‘just and inclusive’ transition to a lower carbon global economy, and their potential impact on its wide range of stakeholders, and how its products and services meet the needs of affected societies. Its risk management framework continues to evolve in order to manage the changing nature of these wide-ranging risks, including activities to promote a transparent culture, and active encouragement of open discussion and learnings from mistakes.

Macro-economic and market environment

Inflationary pressures have increased in the first half of 2022. Covid-19 lockdowns in some of the Chinese Mainland’s major commercial and industrial centres have contributed to supply chain risks (although this has moderated to an extent since 2021) and have driven market volatility in the first half of 2022. Geopolitical tensions have become a key driver of economic conditions and policy. The Russia-Ukraine conflict continues to cast a long shadow, with economic and market stresses being particularly intense in Europe given its dependence on Russian energy and commodities. The lack of a clear pathway to resolving the conflict and uncertainty on the longer term evolution of tensions, have kept energy and commodity prices high and volatile. These factors have contributed to increases in inflation expectations and inflation rates, which have reached decades-high levels and with peaks becoming increasingly challenging to anticipate, constraining real incomes and growth to an increasing extent.

Central banks, led by those in major western economies, are responding to inflationary pressures with monetary policy tightening and base interest rate increases. Growth considerations are likely to complicate the picture for further increases. While concerns on inflation and growth having been lower in Asia in comparison, rising commodity prices are also pushing many central banks in the region to take action. Combined with the impacts of both tighter financial conditions and higher inflation, this increased pressures on risk asset prices in the first half of 2022, and consumer confidence in both developed and emerging markets in Asia has fallen sharply. The capital position of the Group and its local businesses have been monitored with high cadence and have remained robust throughout the first half of 2022. The Chinese Mainland (along with Japan) remain the regional exceptions in retaining relatively accommodative monetary policy. With fiscal policy and levels of stimulus having remained relatively tight during the global pandemic, and with further large scale sector-specific regulatory tightening unlikely, the material uncertainties for economic growth in the Chinese Mainland remains given its dynamic zero-Covid-19 policy and whether or how the government may eventually pivot away from it, as well as its ability to support domestic consumption. The macro-economic landscape and financial markets are expected to remain challenging and highly uncertain for financial markets. Prudential will carefully balance affordability and the impact on its customers with the need, and ability, to re-price where necessary. Prudential will actively monitor any medical reimbursement downgrade experience as such re-pricing is carried out.

Geopolitical landscape

The Russia-Ukraine conflict has resulted in a range of broader geopolitical implications, some of which currently remain uncertain. The direct implications were regularly monitored during the first half of 2022 and were considered in the Group’s broader scenario analysis and planning. The diplomatic consequences of the conflict have driven an adjustment (and some reinforcement) in regional security and trading blocs, with an increasing conflation of economic issues with considerations of national interest and security, and with implications for international strategic competition. The Russia-Ukraine conflict may have implications for, or result in a short-term slowing of, progress in meeting global and corporate decarbonisation targets, as markets prioritise access to sufficient primary energy sources, potentially increasing dependence on coal. In the medium term, a reduction in the reliance on external gas and oil supplies may drive an acceleration in the adoption of zero-carbon energy sources. However, challenges to supply chains, technologies and access to raw materials and energy will remain where national security concerns are heightened. Over the longer term, the conflict, and the diplomatic and economic reactions to it, could accelerate the trend towards ‘decoupling’ or the divergence of markets into more distinct trading blocs, limiting the scope for flows of people, capital and data between blocs, increasing the potential operational and reputational risks for companies continuing to trade and operate between these blocs.

The US-China relationship has been reframed by events in Ukraine during the first half of 2022, and the relationship continues to be a key driver of levels of geopolitical tension, exerting pressure on policymakers in other geographies, including the Asia markets in which the Group operates. As the US and China prepare for key domestic political events in second half of 2022 (the mid-term Congressional elections in the US and the Communist Party Congress in China), diplomatic tensions between the two countries remain escalated and continue to be monitored, against a backdrop of increasing strategic competition and sustained bilateral criticism. While the pace of domestic regulatory reform in the Chinese Mainland has abated in first half of 2022 relative to 2021, the effects of reforms and their implementation, including those relating to technology, data usage and capital market operations, may create geopolitical implications which will require assessment. Legislative or regulatory changes that adversely impact Hong Kong’s economy or its international trading and economic relationships, as a key market which also hosts Group head office functions, could have an adverse impact on sales and distribution and the operations of the Prudential Group. Meanwhile, Covid-19 outbreaks and the Chinese Mainland and Hong Kong governments’ continued application of their Covid-19 containment policies has prolonged the uncertainty on the timing of the border relaxation between the two territories.

Regulations

Prudential operates in highly regulated markets, and as the nature and focus of regulations and laws evolve, the complexity of regulatory (including sanctions) compliance continues to increase and represents a challenge for international businesses. Geopolitical tensions have the potential to increase strategic risks and the long-term complexity of legal and regulatory compliance for businesses operating across multiple jurisdictions. The complexity in sanctions compliance driven by the conflict remains high, although the Group is experienced in managing this and has in place risk tolerance frameworks to deal with complex and conflicting risk trade-offs to guide executive decisions.

The pace and volume of regulatory changes and interventions, and swiftness of their application, seen in recent years in some of the Group’s markets, including those driven by policy objectives for certain sectors and industries, has the potential to increase strategic and regulatory risks for businesses. There has been an increased regulatory focus by Prudential’s Group-wide supervisor, the Hong Kong IA, in particular on customer experience, investment management, governance and sustainability and climate-related topics. In the Chinese Mainland, various policy and regulatory developments relevant to the provision of financial services are in progress, as is the implementation of the market’s data governance pillars. Regulatory focus on the financial services industry remains broad and often concurrent, and includes areas such as customer conduct and protection, information security and data privacy and residency, third-party management, systemic risk regulation, corporate governance and senior management accountability. Climate and sustainability-related regulatory developments continue to develop at pace, both globally and in Asia, with recent examples of government and regulatory enforcement and civil actions against companies for misleading investors on ESG disclosures highlighting the disclosure and reputational risks in this area for the financial services industry. Developments in domestic and international capital standards continue to move forward, for example C-ROSS II in the Chinese Mainland and RBC in Hong Kong which were recently implemented in the Group’s Chinese Mainland joint venture and Hong Kong businesses respectively. Changes in regulations related to capital have the potential to change the extent of capital sensitivity to market factors. Prudential’s portfolio of transformation and regulatory change programmes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by potential for increased intra-Group connectivity and dependencies.

The Hong Kong IA’s GWS Framework became effective for Prudential following designation by the Hong Kong IA on 14 May 2021. With all agreed transitional arrangements completed in the first half of 2022 (other than those relating to the grandfathering of debt), Prudential will continue to engage constructively with the Hong Kong IA as its Group-wide supervisor as it ensures ongoing sustainable compliance.

2.
Risk governance

a
System of governance
Prudential has in place a system of governance that embeds a clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, monitored and reported. The Group Risk Framework, owned by the Board, details Prudential’s risk governance, risk management processes and risk appetite. The Group’s risk governance arrangements are based on the ‘three lines’ model. The ‘first line’ is responsible for taking and managing risk, while the ‘second line’ provides additional challenge, expertise, oversight, and scrutiny. The role of the ‘third line’, assumed by the independent Group-wide Internal Audit function, is to provide objective assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide RCS function reviews, assesses, oversees and reports on the Group’s aggregate risk exposure and solvency position from an economic, regulatory and credit ratings perspective.

During 2022 to date, the Group continued to review and update its policies and processes and significantly progressed the implementation of the Hong Kong IA’s Group-wide Supervision (GWS) Framework, which became effective for the Group on 14 May 2021, with all agreed transitional arrangements completed (other than those relating to the grandfathering of debt). The Group constituted a new Group Investment Committee, chaired by the Group CFO, which was accompanied by the approval of a revised Group Investment Policy, for the oversight of all investment activities and in line with GWS Framework requirements. Among the first matters considered by the Committee was potential investment impact to the Group from any escalation in the Russia-Ukraine conflict. Prudential has also focused on embedding climate change as a cross-cutting risk within the Group Risk Framework and the embedding of its Group-wide customer conduct risk (including the implementation of enhanced monitoring metrics), third-party and outsourcing and data management frameworks and policies.

b
Group Risk Framework

i.
Risk governance and culture
Prudential’s risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that have been established to make decisions and control activities on risk-related matters. The risk governance structure is led by the Group Risk Committee, supported by independent Non-executive Directors on the risk committees of the Group’s major businesses. The Group Risk Committee approves changes to the Group Risk Framework and the core risk policies that support it. The Committee has direct lines of communication, reporting and oversight of the risk committees of the Group’s major businesses. Commencing in the second half of 2022, the Chief Risk and Compliance Officers of the Group’s major businesses will formally become members of the Group Executive Risk Committee, the advisory committee to the Group CRCO, and will attend Group Risk Committee meetings on a rotational participating basis. The application of the Group’s Risk Framework to the Pulse business is overseen by the Pulse Audit & Risk Committee for Pulse Ecosystems Limited, the holding company for Pulse, which has met regularly since its formation in the first half of 2021.

Risk culture is a strategic priority of the Board, which recognises its importance in the way that the Group conducts business. A Group-wide culture framework is in place, unifying the Group towards its common purpose of helping people get the most out of life. The Board-established Responsibility & Sustainability Working Group supports its responsibilities in relation to implementation of the culture framework, as well as the embedding the Group’s ESG strategic framework and overseeing progress on diversity and inclusion initiatives. The culture framework provides principles and values that are embedded in the ways of working across the Group’s locations and defines how Prudential expects business to be conducted in order to achieve its strategic objectives, informs expectations of leadership and supports the resilience and sustainability of the Group. The components of the culture framework support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk taking, and highlighting acceptable and unacceptable behaviours. This is supported through the inclusion of risk and sustainability considerations in performance management for key individuals; the building of appropriate skills and capabilities in risk management; and by ensuring that employees understand and care about their role in managing risk through open discussions, collaboration and engagement. The Group Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential’s Group Code of Business Conduct and Group Governance Manual, supported by risk-related policies, include guiding principles on the day-to-day conduct of all its people and any organisations acting on its behalf. Supporting policies include those related to financial crime, covering anti-money laundering, sanctions, anti-bribery and corruption and conduct. The Group’s third-party and outsourcing policy requires that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

Further details on the Group’s ESG governance arrangements and strategic framework are included in the Group’s ESG Report.

ii.
The risk management cycle

Risk identification
In accordance with provision 28 of the UK Corporate Governance Code and the GWS guidelines issued by the Hong Kong IA, a top-down and bottom-up process is in place to support Group-wide identification of principal risks. An emerging risk identification framework exists to support the Group’s preparations in managing financial and non-financial risks expected to crystallise beyond the short-term horizon. The Board performs a robust assessment and analysis of these principal and emerging risk themes through the risk identification process, the Group Own Risk and Solvency Assessment (ORSA) report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making.

The ORSA is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group’s solvency needs are met at all times. Stress and scenario testing, which includes reverse stress testing requiring the Group to ascertain the point of business model failure, is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group’s annual set of principal risks are given enhanced management and reporting focus.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group’s internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) and is subject to independent validation and processes and controls around model changes and limitations.

Risk management and control
The Group’s control procedures and systems focus on aligning the levels of risk-taking with the Group’s strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss. The Group’s risk policies define the Group’s appetite to material risks and set out the risk management and control requirements to limit exposure to these risks, see below. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. The methods and risk management tools employed to mitigate each of its major categories of risks are detailed in section 3 below.

Risk monitoring and reporting
The Group’s principal risks inform the management information received by the Group Risk Committee and the Board, which also includes key exposures against appetite and developments in the Group’s principal and emerging risks.

iii.
Risk appetite, limits and triggers

The Group recognises the interests of the broad spectrum of its stakeholders (including customers, investors, employees, communities and key business partners) and that a managed acceptance of risk lies at the heart of the business. The Group seeks to generate stakeholder value by selectively taking exposure to risks, reduced to the extent it is cost-effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group’s systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group’s ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group’s aggregate risk appetite and the Group Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Group Risk Committee, supported by the RCS function, is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group’s aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.

a.
Capital requirements. Limits on capital requirements aim to ensure that in business-as-usual and stressed conditions the Group maintains sufficient capital in excess of internal economic capital requirements, achieves its desired target credit rating to meet its business objectives, and supervisory intervention is avoided. The two measures in use at the Group level are the GWS group capital requirements and internal economic capital requirements, determined by the Group Internal Economic Capital Assessment (GIECA).

b.
Liquidity. The objective of the Group’s liquidity risk appetite is to ensure that sufficient cash resources are available to meet financial obligations as they fall due in business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.

Non-financial risks. At the end of 2021 the Group approved a more streamlined and simplified Non-Financial Risk Appetite Framework, which adopts an approach framed around the perspectives of its varied stakeholders, taking into account current and expected changes in the external environment. The embedding of the revised Framework, as well as simplification of the limit and trigger appetite thresholds for non-financial risk categories across the Group’s locations commenced in the first half of 2022. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact to its reputation.

3.
The Group’s principal risks

The delivery of the Group’s strategy in building long-term value for its shareholders and other stakeholders, focusing on high-growth business in Asia and Africa, exposes Prudential to risks. The materialisation of these risks within the Group or at its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, with an adverse impact on Prudential’s brand and reputation. This report is focused mainly on risks to the shareholder but includes those which arise indirectly through policyholder exposures and third-party business. The Group’s principal risks, which are not exhaustive, are detailed below. The Group’s Risk Factor disclosures can be found at the end of this document.

Risks to the Group’s financial situation (including those from the external macro-economic and geopolitical environment)
The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.
Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

Global economic and geopolitical conditions
With geopolitical tensions high as national alliances and blocs evolve, the current jostling of the current world order and the increasing prioritisation of national and energy security has become a key determinant of macro-economic policy, with geopolitical and macro-economic uncertainties becoming intertwined. Geopolitical developments and tensions, macro-economic conditions, and broad policy-driven regulatory developments (see below), at times interconnected in the speed and manner in which they evolve, drive the operating environment and risk landscape for the Group and the level of its exposure to the principal risks outlined below.

Macro-economic and geopolitical developments are considered material to the Group and can increase the operational, business disruption, regulatory and financial market risks, and with the potential to directly impact Prudential’s sales and distribution networks, as well as its reputation. The potential impacts to the Group are included in the disclosures on Risk Factors.

Market risks to our investments
This is the potential for reductions in the value of Prudential’s investments driven by fluctuations in equity prices, interest rates, credit spreads, foreign exchange rates and property prices. With levels currently at decades-level highs, the Group’s direct exposure to inflation, which remains modest, mainly arises through medical claims inflation, with rising medical import prices a factor under current market conditions, and can be managed by the business’ well-established practice and ability to re-price. Challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance Risks section below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group’s market risks are managed and mitigated by the following:

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The Group market risk policy;
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Risk appetite statements, limits and triggers;
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The Group’s asset liability committees (ALCOs);
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Asset and liability management activities, which include management actions such as changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
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The Group Investment Committee and Group Investment Policy;
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Hedging using derivatives, including currency forwards, interest rate futures and swaps, and equity futures;
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The monitoring and oversight of market risks through the regular reporting of management information;
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Regular deep dive assessments; and
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The Group Critical Incident Procedure (GCIP), which defines specific governance to be invoked in the event of a critical incident, such as a significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct activities during a critical incident.

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Interest rate risk, including asset liability management (ALM). Interest rate risk is driven by the valuation of Prudential’s assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates. Sustained inflationary pressures have driven higher interest rates, which have the potential to increase further in the near-to-medium term, and may impact the valuation of fixed income investments and reduce fee income. Some of the Group’s products are sensitive to movements in interest rates. Prudential’s appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position.

The Group’s risk exposure to rising interest rates arises from the potential impact to the present value of future fees for unit-linked based businesses, such as in Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets in the shareholder funds.

The Group’s risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong and Singapore with-profits and non-profit businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets. When this mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group’s appetite for interest rate risk.

The Group-level ALCOs are risk management advisory committees supporting the identification, assessment and management of key financial risks to the achievement of the Group’s business objectives. They also oversee ALM and solvency risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life lines of business. Local business units are responsible for the management of their own asset and liability positions.

The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders’ reasonable expectations, and economic and local regulatory requirements. Factors such as the availability of matching assets, diversification, currency and duration are considered as appropriate. The assumptions and methodology used in the measurement of assets and liabilities for ALM purposes conform with local solvency regulations. Assessments are carried out on an economic basis which conforms to the Group’s internal economic capital methodology.

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Equity and property investment risk. The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from with-profits businesses through potential fluctuations in the value of future shareholders’ profits and where bonuses declared are based broadly on historical and current rates of return from the business’s investment portfolios, which include equities. The Group has limited acceptance for exposures to equity risk, but accepts the equity exposure that arises on future fees (including shareholder transfers from the with-profits business).

The material exposures to equity risk in the Group’s businesses include the following: CPL is exposed to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and investment-linked products. The Hong Kong business and, to a lesser extent, the Singapore business contribute to the Group’s equity risk exposure due to the equity assets backing participating products. The Indonesia and Malaysia businesses are exposed to equity risk through their unit-linked products, and in the case of Malaysia exposure also arises from participating and investment-linked business.

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Foreign exchange risk. The geographical diversity of Prudential’s businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the Group’s reporting/functional currency, the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group’s US dollar-reported financial statements. This risk is accepted within the Group’s appetite for foreign exchange risk. In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital, or where a significant cash payment is due from a subsidiary to the Group, this currency exposure may be hedged where considered economically favourable. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the markets in which it operates, but it does have some appetite for this on fee income and on equity investments within the with-profits funds. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

Liquidity risk
Prudential’s liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential’s external funds. Liquidity risk is considered material at the level of the Group. Prudential has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $2.6 billion of undrawn committed facilities that can be made use of, expiring in 2026. Access to further liquidity is available through the debt capital markets and the Group’s extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate liquidity risk, including the following:

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The Group’s liquidity risk policy;
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Risk appetite statements, limits and triggers;
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Regular assessment and reporting by the Group and business units of Liquidity Coverage Ratios which are calculated under both base case and stressed scenarios;
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The Group’s Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as analysis of Group and business units liquidity risks and the adequacy of available liquidity resources under business-as-usual and stressed conditions;
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Its contingency plans and identified sources of liquidity;
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The Group’s ability to access the money and debt capital markets; and
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The Group’s access to external committed credit facilities.

Credit risk
Credit risk is the potential for loss resulting from a borrower’s failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty to a transaction defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group’s investments in bonds, reinsurance arrangements, derivative contracts with third parties, as well as its cash deposits with banks. Invested credit and counterparty risks are considered a material risk for the Group’s business units.

The Group’s holdings across its life portfolios are mostly in local currency and with a largely domestic investor base, which provides support to these positions. These portfolios are generally positioned towards high quality names, including those with either government or considerable parent company balance sheet support. Areas which the Group is actively monitoring include the developments in the Chinese Mainland property development sector and the impacts of rising inflation and the tightening of monetary policy in its key markets. The impacts of these trends, which are being closely monitored, include potential for deterioration in the credit quality of the Group’s invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group’s portfolios. The Group’s portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored in particular in local markets where depth (and therefore the liquidity of such investments) may be low. Prudential actively reviews its investment portfolio to improve the robustness and resilience of the solvency position. The Group has appetite to take credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. Further detail on the Group’s debt portfolio is provided below.

A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following:

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A credit risk policy and dealing and controls policy;
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Risk appetite statements and portfolio-level limits that have been defined on issuers, and counterparties;
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Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection;
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The Group Credit Risk Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
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Regular assessments, including of individual and sector exposures subject to elevated credit risks; and
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Close monitoring or restrictions on investments that may be of concern.

The total debt securities at 30 June 2022 for the Group’s continuing operations were $79.1 billion (30 June 2021: $92.7 billion; 31 December 2021: $99.1 billion). The majority (69 per cent) of the portfolio is in unit-linked and with-profits funds. The remaining 31 per cent of the debt portfolio is held to back the shareholder business.

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Group sovereign debt. Prudential invests in bonds issued by national governments. This sovereign debt holding of the Group’s operations represented 49 per cent or $11.9 billion1 of the shareholder debt portfolio of the Group’s operations as at 30 June 2022 (30 June 2021: 46 per cent or $13.0 billion of the shareholder debt portfolio for the Group’s continuing operations; 31 December 2021: 47 per cent or $14.2 billion of the shareholder debt portfolio for the Group’s continuing operations). The particular risks associated with holding sovereign debt are detailed further in the disclosures on Risk Factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 30 June 2022 are given in note C1 of the Group’s IFRS financial statements.

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Corporate debt portfolio. In the shareholder-backed business, corporate debt exposures totalled $11.5 billion of which $10.1 billion or 88 per cent were investment grade rated.

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Bank debt exposure and counterparty credit risk. The banking sector represents a material concentration in the Group’s corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to banks is a key part of its core investments, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Exposure to the sector is considered a material risk for the Group. Derivative and reinsurance counterparty credit risk exposure is managed using an array of risk management tools, including a comprehensive system of limits. Prudential manages the level of its counterparty credit risk by reducing its exposure, buying credit protection or using additional collateral arrangements where appropriate.

At 30 June 2022:

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88 per cent of the Group’s shareholder portfolio (excluding all government and government-related debt) is investment grade rated2. In particular, 54 per cent of the portfolio is rated2 A- and above (or equivalent); and
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The Group’s shareholder portfolio is well diversified: no individual sector3 makes up more than 13 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group’s Sustainability and ESG-related risks
These include sustainability risks associated with environmental considerations such as climate change (including physical and transition risks), social risks arising from diverse stakeholder commitments and expectations and governance-related risks.

Material risks associated with key ESG themes may undermine the sustainability of a business by adversely impacting its reputation and brand, ability to attract and retain customers, employees and distribution and other business partners, and therefore the results of its operations and delivery of its strategy and long-term financial success. Prudential seeks to manage sustainability risks and their potential negative impact on its business and stakeholders through a focus on the Group’s purpose to ‘help people get the most out of life’, and transparent and consistent implementation of its strategy in its key markets and across operational, underwriting and investment activities. The Group’s strategy includes a focus on ensuring a just and inclusive transition includes providing greater and more inclusive access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with ESG considerations integrated into investment decisions and the performance of fiduciary and stewardship duties, including voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager.

Regulatory interest and developments continue to increase globally and in Asia, and ESG and sustainability-related risks are high on the agenda of both local regulators and international supervisory associations such as the International Association of Insurance Supervisors (IAIS). The Group continues to actively engage with, and respond to, discussions, consultations and supervisory information-gathering exercises. International regulatory and supervisory bodies, such as the International Sustainability Standards Board (ISSB), are progressing on ESG and sustainability-related disclosure requirements. Details of the Group’s Sustainability and ESG-related risks are included in the disclosure on Risk Factors.

The Group continues to leverage and share its Group-wide experience and knowledge with its local businesses on their ESG policies and approaches, both to provide support as well as to help drive consistency across Prudential’s businesses. The Group Risk Framework continues to be critically evaluated to ensure both ESG and sustainability-related risks to the Group, and the external impact from the Group’s activities, are appropriately captured.

Risk management and mitigation of ESG sustainability risks at Prudential include the following:
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The Group’s strategic focus on providing greater and more inclusive access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders;
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The Group Code of Business Conduct and Group Governance Manual including ESG-linked policies;
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Activities to embed ESG and sustainability risk within the Group Risk Framework including:
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Environmental and social risk identification including through emerging risk processes; and
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Deep dives into ESG themes, including climate-related risks;
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Integrating ESG considerations into investment processes and responsible supply chain management; and
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Participation in networks to further develop understanding and support collaborative action in relation to ESG sustainability risks such as climate change.

Further information on the Group’s ESG governance and ESG strategic framework, as well as and the management of material ESG themes, are included in the Group’s ESG Report.

Risks from the nature of our business and our industry
These include the Group’s non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

Transformation risk
Transformation risk remains a material risk for Prudential, with a number of significant change programmes under way which if not delivered to defined timelines, scope and cost may negatively impact its operational capability, control environment, reputation, and ability to deliver its strategy and maintain market competitiveness. Prudential’s current portfolio of transformation and significant change programmes include the implementation of large scale regulatory changes; the expansion of the Group’s digital capabilities and use of technology, platforms and analytics; and improvement of business efficiencies through operating model changes, including those relating to the Group’s central, asset management and investment oversight functions. Programmes related to regulatory/industry change, such as those required to effect the discontinuation of inter-bank offered rates (IBORs) in their current form and the implementation of IFRS 17, are also ongoing. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in the disclosures on Risk Factors.

The Group therefore aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. Transformation risk oversight operates alongside the Group’s existing risk policies and frameworks to ensure appropriate governance and controls are in place to mitigate these risks.

Risks associated with the Group’s joint ventures and associates
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). A material proportion of the Group’s business comes from its joint venture and associate in the Chinese Mainland and India respectively. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. As such the level of oversight, control and access to management information the Group is able to exercise over the extent of the exposure to material risks at these operations may be lower compared with the Group’s wholly owned businesses. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in the disclosures on Risk Factors.

Non-financial risks
The complexity of Prudential, its activities and the extent of transformation in progress creates a challenging operating environment and exposure to non-financial risks. The Group’s appetite framework for non-financial risks considers risks across a broad range of categories which are outlined below. These risks are considered to be material at the level of the Group.

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Operational risk. This is the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems and external events, and may arise from employee error, model error, system failures, fraud or other events which disrupt business processes or which have a detrimental impact to customers. Prudential accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact on its reputation.

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Outsourcing and third-party risks. The Group’s outsourcing and third-party relationships require distinct oversight and risk management processes. The Group has a number of important third-party relationships, both with market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. In Asia, the Group maintains material strategic partnerships and bancassurance arrangements. These arrangements support the delivery of high level and cost-effective services to customers, but also create a reliance on the operational resilience and performance of outsourcing and business partners. The Group’s requirements for the management of material outsourcing arrangements have been incorporated in its Group third-party supply and outsourcing policy, aligned to the requirements of the Hong Kong IA’s GWS Framework, and which outlines the governance in place in respect of material outsourcing and third-party arrangements and the Group’s monitoring and risk assessment framework. This ensures that appropriate contract performance and risk mitigation measures are in place over these arrangements. Third-party management is also included and embedded in the Group-wide operational risk framework (see below).

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Information security and data privacy risk. This includes risks related to malicious attack on systems, network disruption and the infringement of data security, integrity or privacy. The frequency and sophistication of intrusion activities and criminal capability in this area, including in ransomware (malicious software designed to block access to a computer system until a sum of money is paid), continues to increase globally. The technology landscape of Prudential is transforming at a rapid pace and the underlying technology infrastructure (and support services) has grown in scope and complexity in recent years. This, combined with stakeholder expectations and the potential for reputational and conduct risk from cyber security breaches and data misuse, which can be highly-publicised, mean that these risks are considered material at the level of the Group. As well as having preventative risk management processes in place, it is fundamental that the Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

Prudential and the insurance industry are making increasing use of emerging technological tools and digital services, or partnering with third parties that provide these capabilities. While these provide new opportunities, opening up markets, improving insights and increasing scalability, it also comes with additional risks, including operational and data misuse risks, which are managed within the Group’s existing governance and risk management processes. Automated digital distribution channels increase the criticality of system and process resilience in order to deliver uninterrupted service to customers.

Globally, ransomware and distributed denial of services (DDoS) attacks have increased markedly in the first half of 2022, in part driven by the Russia-Ukraine conflict. Prudential has a number of defences in place to protect its systems from these types of attack, including but not limited to: DDoS protection for the Group’s websites via web application firewall services; AI-based endpoint security software; continuous security monitoring; network-based intrusion detection; and employee training and awareness campaigns to raise understanding of attacks utilising email phishing techniques. Cyber insurance coverage is in place to provide some protection against potential financial losses and the Group conducts simulation exercises for ransomware attacks to assess and develop the effectiveness of incident responses across its businesses. Cyber-attack simulation exercises are planned for the second half of 2022 to enhance preparedness.

Data protection requirements continue to evolve, and include developments in the Chinese Mainland outlined in the overview of the Group’s regulatory risks below. As well as protecting data, stakeholders expect companies and organisations to use personal information transparently and appropriately. Control of data through national data security regimes has become an increasing priority for governments amid the increase in global strategic competition. This adds further complexity to regulatory compliance in this area, in particular in the cross-border transfer or use of data, for global organisations in addition to the existing regulatory, financial and reputational risks of a breach of Prudential’s (or third-party suppliers’) IT systems or loss or misuse of data. In the first half of 2022 a key focus has been the implementation of the Group’s Data Policy, approved in 2021, which established Prudential’s principles and requirements for effective and scalable data management in light of the increase in volume and variety of data expected to be held, as well as the speed at which it is collected, as part of the Group’s digital aspirations.

The Group’s Information Security and Data Privacy strategy has four key objectives: business enablement; continuous improvement of cyber defences; automation and optimisation; and governance and assurance to ascertain ongoing robustness of cyber security and privacy measures. A focus of Prudential has been ensuring consistent global coverage of security controls, following the operationalisation of a revised organisational structure and governance model for cyber security management. The centralised Technology Risk Management team leverages skills, tools and resources across different technology domains to provide advisory, assurance and operations support for holistic technology risk management including information security and privacy. The Group Technology Risk Committee provides group-wide oversight of technology risks, including information security and privacy. Technology risk management is also performed locally within business units, with input from business information security officers and with oversight from local risk committees. The Board is briefed at least twice annually on cyber security by the Group Chief Information Security Officer (CISO) to ensure that members have the means to enable appropriate oversight and understand the latest threats and regulatory expectations. The Group-wide information security policy was developed to support a pragmatic approach to the evolving regulatory environment globally and ensure compliance with all applicable privacy laws and regulations and the appropriate and ethical use of customer data. The policy was also developed with reference to international standards, including ISO 27001/2, the NIST Cyber Security Framework and supervisory guidelines. Local standards are aligned to local regulations and laws.

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Model and user developed application (UDA) risk. Erroneous or misinterpreted tools used in core business activities, decision-making and reporting may have adverse consequences for Prudential. The Group utilises various tools to perform a range of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, and in acquiring new business using artificial intelligence and digital platforms. Many of these tools are an integral part of the information and decision-making frameworks used at Prudential and errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage.

The Group has no appetite for model and UDA risk arising as a result of failing to develop, implement and monitor appropriate risk mitigation measures. Prudential’s model and UDA risk framework and policy applies a risk-based approach from the point of view of a broad range of stakeholders, including policyholders, in order to ensure appropriate and proportionate risk management is applied to all models and UDAs used across the business (including those under development), depending on the materiality and nature of the data used in these tools, as well as their complexity.

Prudential’s model and UDA risk is managed and mitigated using the following:
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The Group’s Model and UDA Risk Policy and relevant guidelines;
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Annual risk assessment of all tools used for core business activities, decision-making and reporting;
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Maintenance of appropriate documentation for tools used;
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Implementation of controls to ensure tools are accurate and appropriately used;
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Tools are subject to rigorous and independent model validation; and
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Regular reporting to the RCS function and risk committees to support the measurement and management of the risk.

The Group’s Model and UDA Policy includes a broad range of considerations when assessing model criticality, including stakeholders such as policyholders (in addition to shareholders) and associated reputational risk impacts. It also includes within its scope models in development.

Technological developments, in particular in the field of AI, pose new questions on risk oversight provided under the Group Risk Framework. An oversight forum for the use of AI and key ethical principles apply to the use of AI by the Group.

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Business disruption risk. The Group continually seeks to increase business resilience through adaptation, planning, preparation and testing of contingency plans and its ability to respond effectively to disruptive incidents. Business resilience is at the core of the Group’s embedded Business Continuity Management (BCM) programme and framework that help to protect the Group’s systems and its key stakeholders. The BCM programme and framework covers business impact analyses, risk assessments, and the maintenance and exercising of business continuity, incident management and disaster recovery plans. Business disruption risks are monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee.

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Financial crime risk. As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent insurance claims, transactions, or procurement of services, are made against or through the business); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk markets where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees, there is a higher concentration of exposure to politically-exposed persons, or which otherwise have higher geopolitical risk exposure.

The Group-wide policies in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption risks, which reflect the values, behaviours and standards that are expected across the business. Screening and transaction monitoring systems are in place with ongoing improvements and upgrades being implemented where required, and a programme of compliance control monitoring reviews is in place across the Group. Proactive fraud capabilities are in development and being rolled across local businesses. The Group has continued to strengthen and enhance its financial crime risk management capability through investment in advanced analytics and artificial intelligence tools. Proactive detective capabilities are being implemented across the Group, delivered through a centralised monitoring hub, to further strengthen oversight of financial crime risks in the areas of procurement and third-party management. Risk assessments are performed annually at higher risk locations. Due diligence reviews and assessments against Prudential’s financial crime policies are performed as part of the Group’s business acquisition process. The Group continues to undertake strategic activity to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection.

The Group has in place a mature confidential reporting system through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this are overseen by the Group Audit Committee.

Group-wide framework and risk management for operational and other non-financial risks
The risks outlined above form key elements of the Group’s non-financial risk profile. A Group-wide operational risk framework is in place to identify, measure and assess, manage and control, monitor and report effectively on all material operational risks across the business. The key components of the framework are listed below. Outputs from these processes and activities performed by individual business units are monitored by the RCS function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and the Board.
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Application of a risk and control self-assessment (RCSA) process, where risk exposures are identified and assessed as part of a periodical cycle;
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An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events;
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An annual scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis; and
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A risk appetite framework for non-financial risks that articulates the level of risk exposure the business is willing to tolerate and defines escalation processes for breaches of appetite.

These core framework components are embedded across Prudential via the Group Operational Risk Policy and accompanying standards, which set out the key principles and minimum standards for the management of operational risk within risk appetite. These sit alongside other risk policies and standards that individually engage with specific operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, detailed below. These activities are fundamental in maintaining an effective system of internal control, and ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group’s strategy.

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Reviews of key operational risks and challenges within Group and business unit business plans during the annual planning cycle, to support business decisions;
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Corporate insurance programmes to limit the financial impact of operational risks;
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Oversight of risk management during the transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
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Regulatory change teams to assist in proactively adapting and complying with regulatory developments;
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Group and business unit-level compliance oversight and risk-based testing in respect of adherence with regulations;
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Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments;
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Internal and external review of cyber security capability and defences; and
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Regular updating and risk-based testing of disaster-recovery plans and the Critical Incident Procedure process.

Insurance risks
Insurance risks make up a significant proportion of Prudential’s overall risk exposure. The profitability of the Group’s businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), and increases in the costs of claims over time (claim inflation). The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in the disclosures on Risk Factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so rather than transferring the risk, and only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The short-to-medium term impact of the Covid-19 pandemic to economic activity and employment levels, as well as restrictions on movement across the Group’s markets, has the potential to elevate the incidence of claims, lapses, or surrenders of policies, and some policyholders may defer or stop paying insurance premiums or reduce deposits into retirement plans. In particular extended restrictions on movement could affect product persistency. The pandemic may also, in the longer-term, result in elevated claims and policy lapses or surrenders in a less direct way, and with some delay in time before being felt by the Group, due to factors such as policyholders deferring medical treatment during the pandemic (latent morbidity impacts), or policyholders lapsing or surrendering their policies on the expiry of grace periods for premium payments provided by the Group’s businesses. Inflationary pressures driving higher interest rates may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group’s competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. A high inflation environment, and the broader economic effects of recessionary concerns, may also increase lapses, surrenders and premium affordability. Mortality claims in some markets have been elevated and can be attributed to Covid-19. These have been closely monitored with targeted management actions having been implemented where necessary. The implications from other factors such as long-term post-Covid-19 symptoms (although there is currently no consensus on the longer-term impact on morbidity) is being monitored.

The principal drivers of the Group’s insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia a significant volume of health and protection business is written and the most significant insurance risks are persistency risk, morbidity risk and medical claims inflation risk.

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Medical claims inflation risk: A key assumption in these markets is the rate of medical claims inflation, which is often in excess of general price inflation, while the cost of medical treatment increasing more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential, is a key risk. This risk is best mitigated by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Medical reimbursement downgrade experience (where policyholder reduced the level of the coverage/protection in order to reduce premium payments) following any re-pricing is also a factor to be monitored by the Group’s businesses. The risks to the Group’s ability to reprice are included in the disclosures on Risk Factors.
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Morbidity risk: Prudential’s morbidity risk is managed through prudent product design, underwriting and claims management, and for certain products, the right to reprice where appropriate. Prudential’s morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business.
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Persistency risk: The Group’s persistency assumptions reflect recent experience and expert judgement, especially where a lack of experience data exists, as well as any expected change in future persistency. Persistency risk is managed by appropriate controls across the product life cycle. This includes review and revisions to product design and incentive structures where required, ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality, appropriate customer disclosures and product collaterals, use of customer retention initiatives as well as post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products.

Prudential’s insurance risks are managed and mitigated using the following:
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The Group’s insurance policy, which sets out the Group’s insurance risk appetite; required standards for effective insurance risk management by head office and local businesses, including processes to enable the measurement of the Group’s insurance risk profile, management information flows and escalation mechanisms;
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The Group’s product and underwriting risk policy, which sets out the required standards for effective product and underwriting risk management and approvals for new, or changes to existing, products (including the role of Group), and the processes to enable the measurement of underwriting risk. The policy also describes how the Group’s Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products;
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In product design and appropriate processes related to the management of policyholders’ reasonable expectations;
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The risk appetite statements, limits and triggers;
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Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
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Using reinsurance to mitigate mortality and morbidity risks;
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Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
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Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
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The use of mystery shopping to identify opportunities for improvement in sales processes and training;
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Using product repricing and other claims management initiatives in order to mitigate morbidity and medical expense inflation risk; and
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Regular deep dive assessments.

Customer conduct risk
Prudential’s conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group’s commitment to meeting its customers’ needs and expectations is met. The Group’s customer conduct risk framework, owned by the Group Chief Executive, reflects management’s focus on customer outcomes.

Factors that may increase conduct risks can be found throughout the product life cycle, from the complexity of the Group’s products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales and sales via online digital platforms. In alignment with the Group’s purpose of helping people get the most out of life, Prudential strives towards making health and protection coverage affordable and accessible to all. Through Prudential’s Pulse platform, there is increased focus on making insurance more inclusive to underserved segments of society through bite-size low-cost digital products and services. Prudential has developed a Group Customer Conduct Risk Policy which sets out five customer conduct standards that the business is expected to meet, being:
1
Treat customers fairly, honestly and with integrity;
2
Provide and promote products and services that meet customer needs, are clearly explained and that deliver real value;
3
Manage customer information appropriately, and maintain the confidentiality of customer information;
4
Provide and promote high standards of customer service; and
5
Act fairly and timely to address customer complaints and any errors found.

Prudential manages conduct risk via a range of controls that are assessed through the Group’s conduct risk assessment framework, reviewed within its monitoring programmes, and overseen within reporting to its Boards and Committees.

As the pandemic-related initiatives and campaigns rolled out across markets to support customers expire (including customer cash benefits, goodwill payments, and extended grace periods for premium payments), the Group is monitoring the impact to customers to ensure they are treated fairly and with due care aligned with the Group’s customer conduct risk framework. The virtual face-to-face sales processes and digital product offerings, rolled out in most markets during the pandemic, continue to be monitored for customer conduct, operational, regulatory compliance and commercial risks.

Management of Prudential’s conduct risk is key to the Group’s strategy. Prudential’s conduct risks are managed and mitigated using the following:
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The Group’s code of business conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group’s fraud risk control programme;
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A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk related issues via the Group’s internal processes and Speak Out;
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Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance, or digital) and ecosystem, to ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments;
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Quality of sales processes and training, and using other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
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Appropriate claims management and complaint handling practices; and
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Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.

Risks related to regulatory and legal compliance
These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws – including their retrospective application – with which the Group must comply in the conduct of its business.

Prudential operates in highly-regulated markets and under the ever-evolving requirements and expectations of diverse regulatory, legal and tax regimes which may impact its business or the way it is conducted. The complexity of legal and regulatory (including sanctions) compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group’s legal or regulatory obligations (including in respect of international sanctions), in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Prudential Group are complex. Regulatory risks cover a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either national or international level. The breadth of local and Group-wide regulatory arrangements presents the risk that requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators. As the industry’s use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues and the Group is monitoring emerging regulatory developments and standards on the governance and ethical use of technology and data. In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group’s ongoing engagement with government policy teams, industry groups and regulators. Further information on specific areas of regulatory and supervisory focus and changes are included in the disclosures on Risk Factors.

Risk management and mitigation of regulatory risk at Prudential includes:
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Risk assessment of the Business Plan which includes consideration of the Group’s current strategies;
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Close monitoring and assessment of our business environment and strategic risks;
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The explicit consideration of risk themes in strategic decisions;
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Ongoing engagement with national regulators, government policy teams and international standard setters; and
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Compliance oversight to ensure adherence with in-force regulations and management of new regulatory developments.

Notes
1
Excluding assets held to cover linked liabilities and those of the consolidated investment funds.
2
Based on middle rating from Standard & Poor’s, Moody’s and Fitch. If unavailable, other external ratings and then internal ratings have been used.
3
Primary sources of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch.

Corporate governance

The Directors confirm that the Company has complied with all the code provisions of the Corporate Governance Code (HK Code) issued by The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Hong Kong Listing Rules) throughout the accounting period, except as described below.

The Company does not comply with provision E.1.2(d) of the HK Code which requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to the board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Corporate Governance Code issued by the Financial Reporting Council which recommends that the board determines the remuneration of non-executive directors. Prudential has chosen to adopt a practice in line with the recommendations of the UK Corporate Governance Code.

The Company has adopted securities dealing rules relating to transactions in Prudential securities by Directors on terms no less exacting than those set out in Appendix 10 to the Hong Kong Listing Rules except that a waiver in respect of certain requirements of Appendix 10 to the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange, originally on 28 February 2011, to take into account accepted practices in the UK. Having made specific enquiry of all Directors, the Directors of the Company have complied with these rules throughout the accounting period.

The Directors confirm that the financial results contained in this document have been reviewed by the Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer